Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and between

PREMIER EXHIBITIONS, INC.,

OTHER SELLERS NAMED HEREIN,

RMS TITANIC, INC. (SOLELY FOR PURPOSES OF ARTICLE III, ARTICLE V, ARTICLE VII AND ARTICLE VIII)

and

PREMIER ACQUISITION HOLDINGS LLC

Dated as of June 14, 2018

TABLE OF CONTENTS

Page

ARTICLE I

Purchase and Sale of Assets; Assumption of Liabilities	2
1.1 Purchase and Sale	2
1.2 Purchase Price	5
1.3 Assignment of Contracts and Rights; Third Party Consents	5
1.4 Good Faith Deposit	6
1.5 Allocation of Purchase Price	7
1.6 Withholding	8
1.7 Election	8

ARTICLE II

Closing; Closing Deliveries	9
2.1 Closing	9
2.2 Closing Deliveries of Sellers and Purchaser	9
2.3 Closing Date Payment	11
2.4 Post-Closing Purchase Price Adjustments	11

ARTICLE III

Representations and Warranties of the Sellers	13
3.1 Organization, Good Standing and Qualification	13
3.2 Subsidiaries; Capitalization	14
3.3 Corporate Authority	15
3.4 Governmental Filings and Approvals; No Conflicts	15
3.5 Financial Statements	16
3.6 Absence of Certain Changes	16
3.7 Litigation	16
3.8 Compliance with Laws; Permits	16
3.9 Undisclosed Liabilities	17
3.10 Material Contracts	17
3.11 Labor and Employee Benefits	18
3.12 Real Property	20
3.13 Taxes	21
3.14 Intellectual Property	23
3.15 Sufficiency of Assets	25
3.16 Title to Transferred Assets	25
3.17 Revised Covenants and Conditions.	25
3.18 Insurance	26
3.19 Privacy Policy	26
3.20 Certain Payments; OFAC	26
3.21 Brokers and Finders	27

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ARTICLE IV

Representations and Warranties of Purchaser	27
4.1 Organization, Good Standing and Qualification	27
4.2 Authority	28
4.3 Governmental Filings and Approvals; No Conflicts	28
4.4 Financing Capability	28
4.5 Adequate Assurance Regarding Executory Contracts	29
4.6 Brokers	29

ARTICLE V

Covenants	29
5.1 Interim Operations	29
5.2 Efforts	32
5.3 Access and Information	34
5.4 Publicity	35
5.5 Employee Matters	35
5.6 Indemnification, Exculpation and Advancements; Directors’ and Officers’ Insurance	37
5.7 Bankruptcy and Admiralty Court Matters	37
5.8 Insurance	39
5.9 Post-Closing Collection	40
5.10 Taxes	40
5.11 Name Change	41
5.12 Competing Transactions.	41
5.13 Release	42
5.14 Cooperation	43
5.15 Further Assurances	43
5.16 Title Insurance Policy; Survey.	43
5.17 RMST Matters.	44
5.18 DinoKing Proceedings	44
5.19 DinoKing Liabilities and Tax Matters.	45
5.20 AEG Notice.	45

ARTICLE VI

Conditions to Closing	45
6.1 Conditions to Each Party’s Obligations	45
6.2 Conditions to Sellers’ Obligations	45
6.3 Conditions to Purchaser’s Obligations	46

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ARTICLE VII

Termination	47
7.1 Termination by Mutual Consent	47
7.2 Termination by Either Purchaser or the Sellers	47
7.3 Termination by the Sellers	48
7.4 Termination by Purchaser	48
7.5 Effect of Termination	49

ARTICLE VIII

Miscellaneous and General	51
8.1 Survival	51
8.2 Modification or Amendment	51
8.3 Waiver	51
8.4 Notices	52
8.5 Definitions	53
8.6 Entire Agreement	63
8.7 Severability	63
8.8 Assignment	63
8.9 No Third Party Beneficiaries	63
8.10 Interpretation; Construction	63
8.11 Governing Law and Venue	64
8.12 Waiver of Jury Trial	65
8.13 Expenses	65
8.14 Specific Performance	65
8.15 No Recourse	66
8.16 Counterparts	66

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 14, 2018 (the “Execution Date”), is made by and among (i) Premier Exhibitions, Inc., a Florida corporation (“Premier”), (ii) Arts and Exhibitions International, LLC, a Florida limited liability company (“A&E”), (iii) Premier Exhibition Management LLC, a Florida limited liability company (“PEM”), (iv) Premier Exhibitions NYC, Inc., a Nevada corporation (“Premier NYC”), (v) Premier Merchandising, LLC, a Delaware limited liability company (“Premier Merch”), (vi) Premier Exhibitions International, LLC, a Delaware limited liability company (“PEI”), (vii) Dinosaurs Unearthed Corp., a Delaware corporation (“DU Corp.”) (collectively with Premier, A&E, PEM, Premier NYC, Premier Merch and PEI, the “Debtor Sellers”); (viii) DinoKing Tech Inc. d/b/a Dinosaurs Unearthed, a company formed under the laws of British Columbia (“DinoKing”), (ix) RMS Titanic, Inc., a Florida corporation (“RMST”), solely for purposes of Article III, Article V, Article VII and Article VIII, and Premier Acquisition Holdings LLC, a Delaware limited liability company (the “Purchaser”). The Debtor Sellers and DinoKing are collectively referred to herein as the “Sellers”. Certain capitalized terms used herein are defined in Section 8.5.

RECITALS

WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, the business operated by the Sellers, consisting of the business development and touring of permanent and traveling exhibitions of historic and educational artifacts (the “Business”);

WHEREAS, on June 14, 2016 (the “Petition Date”), the Debtor Sellers and RMST filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§101 et seq. (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Middle District of Florida (the “Bankruptcy Court”), commencing cases jointly administered under Case No. 16-02230 (the “Bankruptcy Cases”);

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, Purchaser desires to acquire from the Sellers the Transferred Assets and to assume, discharge and perform the Assumed Liabilities, and Sellers desire to transfer and assign such Transferred Assets and Assumed Liabilities to Purchaser, in each case as more particularly set forth in this Agreement;

WHEREAS, assets to be purchased and the liabilities to be assumed pursuant to this Agreement are assets and liabilities of the Sellers which are to be sold and assumed pursuant to the Approval Order approving such sale pursuant to Section 363 of the Bankruptcy Code, free and clear of all Liens, Claims and Liabilities except Assumed Liabilities, which order will include the authorization for the assumption and assignment of certain Contracts, Real Property Leases and liabilities thereunder under Section 365 of the Bankruptcy Code, all in the manner and subject to the terms and conditions set forth herein and in accordance with other applicable provisions of the Bankruptcy Code; and

WHEREAS, the Sellers and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, the Parties agree as follows:

Article I

Purchase and Sale of Assets; Assumption of Liabilities

1.1              Purchase and Sale.

(a)                Transferred Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers agree to sell, assign, transfer, convey and deliver to Purchaser, and Purchaser agrees that it shall purchase, acquire and accept from Sellers, free and clear of all Liens and Claims, all of the right, title and interest of Sellers as of the Closing Date in and to the tangible and intangible assets, properties and rights and claims, to the extent used or otherwise related to, useful in or necessary for the conduct of, the Business, other than the Excluded Assets and any Consent Asset subject to Section 1.3. All of such assets, properties and rights (other than the Excluded Assets and Consent Assets subject to Section 1.3) are collectively referred to in this Agreement as the “Transferred Assets.” Without limitation of the foregoing, the Transferred Assets shall include Sellers’ rights, title and interest in and to the following assets and properties as of the Closing Date, except to the extent that any of the following are enumerated in Section 1.1(b) as being Excluded Assets:

(i)                 all accounts or notes receivable of the Business;

(ii)               all Artifacts and Exhibitry (provided, however, for the avoidance of doubt, that Purchaser shall obtain title to any Artifacts and Exhibitry owned by RMST through Purchaser’s acquisition of the RMST Shares);

(iii)             all Inventory related to or used in connection with the Business;

(iv)             all prepaid expenses, credits, advance payments, security, deposits, charges, sums and fees of the Business;

(v)               all of Sellers’ rights, title and interests in and to the Seller Intellectual Property;

(vi)             all rights existing under each Contract or arrangement set forth on Section 1.1(a)(vi) of the Seller Disclosure Letter, which such Section of the Seller Disclosure Letter Purchaser has a right to supplement, amend or modify following the date hereof and prior to the sale hearing in the Bankruptcy Cases in its sole discretion (the “Assumed Contracts”);

(vii)           all Books and Records, including files, invoices, personnel files for Transferred Employees, OSHA exposure and monitoring records, customer and supplier lists, sales and promotional literature, manuals and customer correspondence owned by the Sellers that are related to the Business and/or the Transferred Assets, to the extent not subject to claims of attorney-client privilege, and which are otherwise permitted to be transferred by applicable Law;

(viii)         all Permits, but only to the extent such Permits may be transferred under applicable Law;

(ix)            all Equipment and Machinery used in connection with the Business;

(x)              the Real Property Leases set forth on Section 1.1(a)(x) of the Seller Disclosure Letter, which such Section of the Seller Disclosure Letter Purchaser has a right to supplement, amend or modify following the date hereof and prior to the sale hearing in the Bankruptcy Cases in its sole discretion (the “Assumed Real Property Leases”), including any prepaid rent, security deposits, and options to renew in connection therewith;

(xi)             all goodwill associated with the Transferred Assets or the Business;

(xii)           the RMST Shares;

(xiii)          all rights of any Seller under non-disclosure or confidentiality, noncompete, or nonsolicitation agreements with current or former employees, directors, independent contractors and agents of any Seller or with third parties for the benefit of any Seller, in each case to the extent relating to the Business, the Transferred Assets and/or the Assumed Liabilities (or any portion thereof);

(xiv)          all telephone numbers, fax numbers, e-mail addresses, websites, URLs, Internet domain names (including all sub-domain names and extensions thereof and thereto), and social media accounts (including related usernames and other social identifiers) owned or licensed by any Seller;

(xv)           the amount of, and all rights to any, insurance proceeds received by any Seller in respect of (A) the loss, destruction or condemnation of any Transferred Assets occurring prior to, on or after the Closing or (B) any Assumed Liabilities;

(xvi)          any and all claims, causes of action, defenses, counterclaims, or settlement agreements of Sellers arising out of or relating to the Business, the Transferred Assets and/or Assumed Liabilities;

(xvii)          the Owned Real Property, as set forth or described in Section 3.12(a) of the Seller Disclosure Letter; and

(xviii)         the assets set forth on Section 1.1(a)(xviii) of the Seller Disclosure Letter.

(b)               Excluded Assets. Notwithstanding the foregoing, the following assets (the “Excluded Assets”) are expressly excluded from the purchase and sale contemplated in this Agreement and, as such, are not included in the Transferred Assets:

(i)                 Sellers’ rights under or pursuant to this Agreement and the documents, instruments and agreements executed in connection herewith and therewith;

(ii)               Sellers’ general ledgers, accounting records, minute books, statutory books, corporate seal and Tax Returns, provided that Sellers shall provide to Purchaser copies of the general ledgers, accounting records, minute books and statutory books of the Business, including Tax Returns, as such documents exist as of the Closing Date;

(iii)             any and all Tax refunds or credits to which the Sellers or their Affiliates are entitled;

(iv)             any and all insurance policies for all periods prior to the Closing;

(v)              all current and prior director and officer insurance policies of Sellers and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(vi)             any and all claims, causes of action, defenses, counterclaims, or settlement agreements of Sellers arising out of or relating to the Excluded Assets;

(vii)           any and all avoidance Claims or other Claims or causes of action of the Sellers under the Bankruptcy Code, including actions available to the Sellers under Chapter 5 of the Bankruptcy Code, of whatever kind or nature, and whether asserted or unasserted, except for (A) any claims against (i) High Nature Holdings Limited, (ii) the PacBridge Parties, (iii) Alta, (iv) Apollo, or any of their respective Affiliates and (B) claims, causes of action, defenses, counterclaims or settlement agreements set forth in Section 1.1(a)(xvi);

(viii)           Sellers’ personnel records and any other records that Sellers are required by law to retain in its possession, provided that Sellers shall provide to Purchaser copies of records relating to the Seller Employees;

(ix)             subject to Section 1.1(a)(xii), all equity securities of any Seller;

(x)              any right to receive mail and other communications addressed to Sellers (subject to Sellers’ obligations to forward to Purchaser any mail, communications or other notices relating to the Business, Transferred Assets or Assumed Liabilities);

(xi)             all rights existing under each Contract or Real Property Lease to which Sellers are a party or by which their assets are bound other than the Assumed Contracts and Assumed Real Property Leases (the “Excluded Contracts”);

(xii)           the sponsorship of and all assets maintained pursuant to or in connection with any Benefit Plan;

(xiii)         the personal property, equipment and furniture, if any, listed on Section 1.1(b)(xiii) of the Seller Disclosure Letter; and

(xiv)         the assets set forth on Section 1.1(b)(xiv) of the Seller Disclosure Letter.

(c)                Assumed Liabilities. Subject to the terms and conditions set forth herein, Sellers agree to assign to Purchaser, and Purchaser agrees to assume and agrees to pay, perform and discharge when due only the Assumed Liabilities after the Closing. For the avoidance of doubt, the Parties agree that the Purchaser shall not assume or otherwise become liable for any Liabilities of the Sellers or their respective Affiliates other than the Assumed Liabilities. For the purposes of this Agreement, “Assumed Liabilities” shall mean and include only the following:

(i)                all liabilities, obligations and duties solely arising after the Closing under any and all Assumed Contracts and Assumed Real Property Leases other than any liabilities arising out of any breach, default or failure to perform on or prior to the Closing Date under any Assumed Contract or Assumed Real Property Lease;

(ii)               all Cure Costs;

(iii)             all obligations and liabilities of the Sellers and RMST arising after the Closing with respect to the Revised Covenants and Conditions other than any liabilities arising out of any breach, default or failure to perform thereunder on or prior to the Closing Date; and

(iv)             the liabilities of DinoKing set forth in Section 1.1(c)(iv) of the Seller Disclosure Letter; provided that accounts payable and accrued liabilities shall not exceed CAD$270,000 in the aggregate (the “Assumed DinoKing Liabilities”).

1.2              Purchase Price. As consideration for the sale of the Transferred Assets, the Purchaser shall, in addition to assuming the Assumed Liabilities, pay to the Sellers in the manner described herein, the Purchase Price.

1.3              Assignment of Contracts and Rights; Third Party Consents.

(a)                Sellers shall use reasonable best efforts to assign the Assumed Contracts, Assumed Real Property Leases and other Transferred Assets to Purchaser, including using reasonable best efforts to facilitate any negotiations with the counterparties to such Assumed Contracts and Assumed Real Property Leases and to obtain an order (which shall be the Approval Order) containing a finding that the proposed assignment to and assumption of the Assumed Contracts and Assumed Real Property Leases by Purchaser satisfied all applicable requirements of Section 365 of the Bankruptcy Code.

(b)               At the Closing, (i) the Sellers shall, pursuant to the Approval Order and the Assignment and Assumption Agreement and the Real Property Lease Assignments, as applicable, assign to Purchaser (the consideration of which is included in the Purchase Price) each of the Assumed Contracts and Assumed Real Property Leases that is capable of being assigned and assumed by Purchaser pursuant to the terms of such Assumed Contract and Assumed Real Property Leases or the Approval Order and (ii) Purchaser shall pay all known Cure Costs in connection with such assumption and assignment.

(c)                Notwithstanding anything in this Agreement to the contrary, to the extent that any of the Sellers’ rights under any Assumed Contract and Assumed Real Property Lease may not be assigned to Purchaser without the consent, approval or waiver of another Person which consent, approval or waiver has not been obtained prior to Closing (each a “Consent Asset”), except as to Assumed Contracts and Assumed Real Property Leases assigned pursuant to Section 365 of the Bankruptcy Code or the Approval Order, this Agreement and any assignment executed pursuant to this Agreement shall not constitute an assignment of any such Consent Asset if an attempted assignment would constitute a breach of an obligation thereunder or violate applicable Law, and any such Seller (or any successor thereto under a confirmed Chapter 11 plan) shall, for a period of six (6) months following the Closing, use its reasonable best efforts to obtain any such required consent(s), approval(s) or waiver(s). If any such consent shall not be obtained or such assignment is not attainable pursuant to Section 365 of the Bankruptcy Code or the Approval Order, or if any attempted assignment would be ineffective or would impair Purchaser’s rights under the Consent Asset in question so that Purchaser would not in effect acquire the benefit of such rights, such Seller, to the maximum extent permitted by Law and the Consent Asset (and subject to any approval of the Bankruptcy Court that may be required), shall act after the Closing as Purchaser’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Consent Asset, with Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser. Purchaser shall reasonably cooperate with Sellers in order to enable Sellers to provide to Purchaser the benefits contemplated by this Section 1.3(c).

1.4              Good Faith Deposit.

(a)                Within three (3) Business Days of the execution of this Agreement, (i) Purchaser and Sellers shall execute the Escrow Agreement and (ii) Purchaser shall deposit with the Escrow Agent an amount in cash equal to $1,750,000 (the “Good Faith Deposit”), in immediately available funds by wire transfer to an account designated by the Escrow Agent, to be applied as provided in Section 1.4(b). The Good Faith Deposit shall be held in escrow by the Escrow Agent in an interest bearing bank account approved by Purchaser. All costs associated with the Escrow Agreement shall be borne by the Sellers. The Escrow Funds shall only constitute property of the Sellers’ bankruptcy estates in the event and to the extent that the Escrow Funds are required to be released to the Sellers in accordance with the terms of this Agreement.

(b)               Contemporaneously with the execution of the Escrow Agreement, Purchaser and Sellers shall execute a Joint Written Direction (as defined in the Escrow Agreement) irrevocably instructing the Escrow Agent to do the following:

(i)                 subject to the occurrence of the Closing, deliver the Good Faith Deposit and interest earned thereon to the Sellers at the Closing as a credit against the Purchase Price;

(ii)               if this Agreement is terminated pursuant to Section 7.3(b) in accordance with Section 7.5(b)(iii) (a “Purchaser Default Termination”), within one (1) Business Day after receiving notice of such Purchaser Default Termination, pay the Good Faith Deposit and interest earned thereon to the Sellers; and

(iii)             if this Agreement is terminated prior to Closing for any reason other than a Purchaser Default Termination, within one (1) Business Day after receiving notice of such other termination, return the Good Faith Deposit (including interest earned thereon) to the Purchaser.

(c)                Upon (i) the occurrence of the Closing, (ii) a Purchaser Default Termination or (iii) if this Agreement is terminated prior to Closing for any reason other than a Purchaser Default Termination, Purchaser and Sellers shall provide a joint written notice to the Escrow Agent instructing the Escrow Agent to take the applicable specified action in the Joint Written Direction.

1.5              Allocation of Purchase Price.

(a)                No later than sixty (60) days after Closing or within a reasonable time thereafter as agreed by Sellers and Purchaser, Purchaser shall prepare and deliver to Sellers a proposed allocation of the Purchase Price (plus the Assumed Liabilities and any other Liabilities deemed assumed by the Purchaser for U.S. federal income Tax purposes) among the Transferred Assets which shall be prepared in a manner consistent with Section 1060 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (the “Proposed Allocation Schedule”). After receipt of the Proposed Allocation Schedule from Purchaser, the Sellers shall have fifteen (15) days to review the Proposed Allocation Schedule. The Proposed Allocation Schedule will be considered final and binding on the Parties unless Sellers communicate to Purchaser objections to the Proposed Allocation Schedule (an “Allocation Dispute Notice”). Sellers and Purchaser shall, within ten (10) days (or such longer period as Sellers and Purchaser may agree in writing) following delivery of an Allocation Dispute Notice (the “Allocation Resolution Period”), attempt in good faith to resolve their differences and prepare a final allocation schedule that is acceptable to both Sellers and Purchaser. If Sellers and Purchaser are unable to completely resolve any such differences within such ten (10) day period, the unresolved issues (the “Allocation Dispute”) shall be resolved by the Accounting Firm in accordance with Section 1.5(b) (once so resolved, the “Final Allocation Schedule”), subject to approval by the Bankruptcy Court. Purchaser and Sellers shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Final Allocation Schedule and shall not take any position for Tax purposes (including on IRS Form 8594 or in any audit or other examination or proceeding relating to Taxes) inconsistent with this Section 1.5 unless required to do so by applicable Law.

(b)               If Purchaser and Sellers are unable to completely resolve any Allocation Dispute within the Allocation Resolution Period, the unresolved issues (and only such unresolved issues) (such unresolved issues collectively, the “Dispute”) shall be promptly submitted for resolution to the Accounting Firm. The Accounting Firm shall be instructed to resolve any outstanding Dispute; provided, that the Accounting Firm’s determination of any amount subject to the Dispute shall be no (i) less than the lesser of the amounts claimed by Purchaser and Sellers, respectively, or (ii) greater than the greater of the amounts claimed by Purchaser and Sellers, respectively. The Parties shall instruct the Accounting Firm to render its determination with respect to the entire Dispute within fourteen (14) days of the referral of the Dispute thereto, and the determination of the Accounting Firm shall be final and binding upon the Parties for all purposes of this Agreement. The fees and expenses of the Accounting Firm shall be borne by the Purchaser, on the one hand, and the Sellers, on the other hand, in the same proportion that the dollar amount subject to the Dispute which is not resolved in favor of the Purchaser and the Sellers, as applicable, bears to the total dollar amount subject to the Dispute resolved by the Accounting Firm.

1.6              Withholding. Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as Purchaser is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Laws. To the extent that such amounts are so deducted and withheld by Purchaser, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to those recipients in respect of which such deduction and withholding was made by Purchaser.

1.7              Election.

(a)                Prior to the Closing, Purchaser shall use commercially reasonable efforts to register under the Excise Tax Act (Canada) and obtain a goods and services Tax (GST)/harmonized sales Tax (HST) registration number from the Canada Revenue Agency.

(b)               If, prior to the Closing, Purchaser is registered under the Excise Tax Act (Canada) and provides Sellers with evidence that it has been issued a GST/HST registration number from the Canada Revenue Agency, DinoKing and Purchaser will on or before the Closing jointly execute an election, in the prescribed form and containing the prescribed information, to have subsection 167(1.1) of the Excise Tax Act (Canada) apply to the sale and purchase of the Transferred Assets owned by DinoKing so that no Tax is payable in respect of such sale and purchase of such assets under Part IX of the Excise Tax Act (Canada).

(c)                If, on or prior to the Closing, Purchaser is not registered under the Excise Tax Act (Canada) and/or does not provide Sellers with evidence that it has been issued a GST/HST registration number from the Canada Revenue Agency, Purchaser shall pay to Sellers, and Sellers shall collect from Purchaser and remit to the appropriate taxing authority, GST/HST on the Transferred Assets of DinoKing.

Article II

Closing; Closing Deliveries

2.1              Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. Eastern Time at the offices of Troutman Sanders, LLP located at 600 Peachtree St., Suite 3000, Atlanta, GA 30308 on the Business Day after all of the conditions to the obligations of the Sellers and Purchaser under Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) have been satisfied or waived in accordance with this Agreement, or at such other time and place as agreed to in writing by the Parties (the “Closing Date”).

2.2              Closing Deliveries of Sellers and Purchaser.

(a)                Closing Deliveries of Sellers. At the Closing, Sellers shall deliver or cause to be delivered to Purchaser the following:

(i)                a duly executed copy of a bill of sale, substantially in the form attached hereto as Exhibit A, providing for the transfer of tangible personal property included in the Transferred Assets (the “Bill of Sale”);

(ii)               a duly executed copy of an assignment and assumption agreement, substantially in the form attached hereto as Exhibit B, providing for the assignment of the Transferred Assets and the assumption of the Assumed Liabilities by the Purchaser (the “Assignment and Assumption Agreement”);

(iii)             duly executed assignment and assumption agreements, substantially in the form attached hereto as Exhibit C, with respect to each Assumed Real Property Lease (collectively, the “Real Property Lease Assignments”);

(iv)             duly executed instruments of assignment substantially in the form of Exhibit D attached hereto for any and all of the Seller Intellectual Property transferred or assigned hereby (collectively, the “Intellectual Property Assignments”);

(v)              duly executed copies of any other Ancillary Agreements;

(vi)             a certificate from each Seller establishing that the transfer of any Transferred Asset that is a United States real property interest within the meaning of Section 897(c) of the Code is exempt from withholding under Section 1445 of the Code, in a form reasonably acceptable to Purchaser (the “FIRPTA Certificate”);

(vii)           the certificate described in Section 6.3(d);

(viii)           a certified copy of the Approval Order;

(ix)             a certified copy of the Admiralty Court Order;

(x)              duly executed copies of the joint election referred to in Section 1.7;

(xi)           a Joint Written Direction (as defined in the Escrow Agreement) instructing the Escrow Agent to release the Good Faith Deposit to the Sellers, duly executed by the Sellers;

(xii)          stock powers duly executed in blank by Premier effectuating the transfer of the RMST Shares, free and clear of all Liens and Claims, to Purchaser;

(xiii)         counterparts of the Deeds, duly executed by Sellers, RMST or their relevant Affiliate;

(xiv)         the certificate required by Section 5.19(b); and

(xv)          such other deeds, bills of sale, assignments and other instruments of transfer or conveyance as Purchaser may reasonably request or as may otherwise be necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Transferred Assets to Purchaser and assumption of Assumed Liabilities by Purchaser.

(b)               Closing Deliveries of Purchaser. At the Closing, Purchaser shall deliver or cause to be delivered to Sellers the following:

(i)                payment by wire transfer of immediately available funds of the Cash Payment as described in Section 2.3 to an account or accounts designated by the Sellers at least three (3) Business Days prior to the Closing Date;

(ii)               a duly executed copy of each of the Bill of Sale, Assignment and Assumption Agreement, the Real Property Lease Assignments, Intellectual Property Assignments and any other Ancillary Agreements;

(iii)             the certificate described in Section 6.2(c);

(iv)             a Joint Written Direction (as defined in the Escrow Agreement) instructing the Escrow Agent to release the Good Faith Deposit to the Sellers, duly executed by the Purchaser;

(v)              counterparts of the Deeds, duly executed by Purchaser, if required; and

(vi)             such other deeds, bills of sale, assignments and other instruments of transfer or conveyance as Sellers may reasonably request or as may otherwise be necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Transferred Assets to Purchaser and assumption of Assumed Liabilities by Purchaser.

2.3              Closing Date Payment.

(a)                On the terms and subject to the conditions contained herein, the total consideration to be paid to Sellers on the Closing Date for the Transferred Assets shall be (x) the assumption of the Assumed Liabilities and (y) a cash payment (the “Cash Payment”) equal to the sum of: (i) $17,500,000 (Seventeen Million Five Hundred Thousand Dollars) plus (ii) the amount, if any, by which the Estimated Current Assets exceeds the Target Current Assets minus (iii) the amount, if any, by which the Estimated Current Assets is less than the Target Current Assets minus (iv) the Good Faith Deposit delivered to Sellers at Closing minus (v) the Escrow Amount.

(b)               At the Closing, Purchaser shall deposit (or cause to be deposited) an amount equal to $500,000 (the “Escrow Amount”) with the Escrow Agent, pursuant to the terms of the Escrow Agreement, which Escrow Amount shall be held by the Escrow Agent as available funds to satisfy any Adjustment Shortfall Amount in accordance with Section 2.4 (all such funds, the “Escrow Funds”). The Escrow Funds shall only constitute property of the Sellers’ bankruptcy estates in the event and to the extent that the Escrow Funds are required to be released to the Sellers in accordance with the terms of this Agreement and the Escrow Agreement.

(c)                No later than five (5) Business Days prior to the Closing Date, the Sellers shall deliver to Purchaser a statement (the “Estimated Current Asset Statement”) setting forth the Sellers’ good faith estimate of the Closing Date Current Assets (the “Estimated Current Assets”). The Estimated Current Asset Statement shall be prepared using commercially reasonable accounting methods, policies, categorizations, definitions, principles, practices, techniques and procedures that are mutually acceptable to the Parties, but shall not include any changes in assets or liabilities as a result of changes arising from or resulting as a consequence of the Closing. If Purchaser has any dispute regarding such calculation of Estimated Current Assets, Sellers and Purchaser shall in good faith attempt to resolve any such dispute prior to the Closing.

2.4              Post-Closing Purchase Price Adjustments.

(a)                As soon as reasonably practicable after the Closing Date, and in any event, within sixty (60) days thereof, Purchaser shall prepare and deliver to the Sellers a statement (the “Closing Date Current Asset Statement”) setting forth the calculation of the Closing Date Current Assets. The Closing Date Current Asset Statement shall be prepared in a manner consistent with the accounting methods, policies, categorizations, definitions, principles, practices, techniques and procedures utilized in the preparation of the Estimated Current Asset Statement, but shall not include any changes in assets or liabilities as a result of changes arising from or resulting as a consequence of the Closing. Upon receipt from Purchaser, Sellers shall have thirty (30) days to review the Closing Date Current Asset Statement (the “Review Period”). At Sellers’ request, Purchaser and its employees, accountants and representatives (i) shall cooperate and assist Sellers and its representatives in reviewing the Closing Date Current Asset Statement and the materials used in its preparation and (ii) shall provide Sellers and their representatives with any information reasonably requested by them in connection therewith. If Sellers disagree with Purchaser’s computation of Closing Date Current Assets, Sellers may, on or prior to the last day of the Review Period, deliver a written notice to Purchaser (the “Notice of Objection”), which sets forth in reasonable detail (i) those items or amounts with which Sellers disagree and (ii) Sellers’ calculation of Closing Date Current Assets based on such objections. To the extent not set forth in the Notice of Objection, Sellers shall be deemed to have agreed with Purchaser’s calculation of all other items and amounts contained in the Closing Date Current Asset Statement. Unless Sellers deliver the Notice of Objection to Purchaser on or prior to the last day of the Review Period, Sellers shall be deemed to have accepted Purchaser’s calculation of Closing Date Current Assets and the Closing Date Current Asset Statement shall be final, conclusive and binding.

(b)               If Sellers deliver the Notice of Objection to Purchaser within the Review Period, Purchaser and Sellers shall, during the thirty (30) days following such delivery or any mutually agreed extension thereof, use their commercially reasonable efforts to reach agreement on the disputed items and amounts in order to determine the amount of Closing Date Current Assets. If, at the end of such period or any mutually agreed extension thereof, Purchaser and Sellers are unable to resolve their disagreements, they shall jointly retain and refer their disagreements to a single neutral arbitrator (the “Arbitrator”). The Purchaser and Sellers shall instruct the Arbitrator promptly to review this Section 2.4 and to determine solely with respect to the disputed items and amounts so submitted whether and to what extent, if any, the Closing Date Current Assets set forth in the Closing Date Current Asset Statement requires adjustment. The Arbitrator shall base its determination solely on written submissions by Purchaser and Sellers regarding the items in dispute and consistent with the terms of this Agreement and not on an independent review. Purchaser and Sellers shall make available to the Arbitrator all relevant books and records and other items reasonably requested by the Arbitrator. As promptly as practicable, but in no event later than thirty (30) days after its retention, the Arbitrator shall deliver to Purchaser and Sellers a report which sets forth its resolution of the disputed items and amounts and its calculation of Closing Date Current Assets; provided that such resolution with respect to each disputed item, must be within the range of values established for such item as determined by reference to the value assigned to such item by the Sellers in the Notice of Objection and by Purchaser in the Closing Date Current Asset Statement. The decision of the Arbitrator shall be final, conclusive and binding on Purchaser and Sellers. The costs and expenses of the Arbitrator shall be allocated between Purchaser and Sellers based upon the percentage which the portion of the contested amounts not awarded to each party bears to the amounts actually contested by such party, as determined by the Arbitrator.

(c)                For purposes of this Agreement, “Final Current Assets” means the Closing Date Current Assets: (i) as shown in the Closing Date Current Asset Statement delivered by Purchaser to Sellers pursuant to Section 2.4(a), if no Notice of Objection with respect thereto is timely delivered by Sellers to Purchaser pursuant to Section 2.4(a); or (ii) if a Notice of Objection is so delivered, (A) as agreed by Purchaser and Sellers pursuant to Section 2.4(b) or (B) in the absence of such agreement, as shown in the Arbitrator’s calculation delivered pursuant to Section 2.4(b).

(d)               If the Final Current Assets are less than the Estimated Current Assets, then the amount of such shortfall ( the “Adjustment Shortfall Amount”) shall be deducted from the Purchase Price on a dollar-for-dollar basis, and (A) the Adjustment Shortfall Amount shall be deducted from the Escrow Funds and paid to Purchaser and, if the Escrow Funds are insufficient to satisfy the Adjustment Shortfall Amount (if any), the amount of such insufficiency shall be paid by the Sellers to Purchaser on a joint and several basis by wire transfer of immediately available funds, and (B) after making such payment to Purchaser, the remaining portion (if any) of the Escrow Funds shall be paid to the Sellers in accordance with the terms of the Escrow Agreement. If the Final Current Assets are greater than the Estimated Current Assets, then the amount of such excess (the “Adjustment Excess Amount”) shall be added to the Purchase Price on a dollar-for-dollar basis and Purchaser shall pay to Sellers the Adjustment Excess Amount by wire transfer of immediately available funds. Any payment due to Purchaser or Sellers pursuant to the adjustments set forth in this Section 2.4(d) shall be paid within three (3) days of the determination of Final Current Assets in accordance with this Section 2.4. Purchaser and Sellers shall designate in writing the account(s) to which such payment is to be made at least one (1) day before the payment is due. Purchaser and Sellers shall deliver a joint written instruction to the Escrow Agent instructing it to disburse to Purchaser and the Sellers the applicable portions of the Escrow Funds payable to such Party under this Section 2.4(d) by wire transfer of immediately available funds.

Article III

Representations and Warranties of the Sellers

Except as set forth in corresponding sections or subsections of the disclosure letter delivered to Purchaser by the Sellers prior to entering into this Agreement (the “Seller Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Seller Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), the Sellers and RMST hereby represent and warrant to Purchaser that:

3.1              Organization, Good Standing and Qualification.

(a)                Each Seller and RMST is a legal entity duly organized, validly existing and (to the extent such concept exists in the jurisdiction where such entity is organized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted. Each Seller and RMST is duly authorized to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of the Transferred Assets or the conduct of the Business requires such qualification, except for failures to be so authorized or be in such good standing, as would not, individually or in the aggregate, have a Seller Material Adverse Effect.

(b)               The Sellers have made available to Purchaser complete and correct copies of the Sellers’ and RMST’s certificates of incorporation and bylaws or comparable organizational documents, each as amended to the date of this Agreement, and each as so made available is in effect on the date of this Agreement. The Sellers and RMST are not in violation of any provision of their respective organizational documents.

3.2              Subsidiaries; Capitalization.

(a)                Premier has no direct or indirect Subsidiaries except as set forth on Section 3.2(a) of the Seller Disclosure Letter, which sets forth the name and jurisdiction of each such Subsidiary. No Seller owns any equity interest in any Person other than the Subsidiaries set forth on Section 3.2(a) of the Seller Disclosure Letter.

(b)               Premier owns beneficially and of record 100% of the issued and outstanding capital stock of RMST (the “RMST Shares”) free and clear of all Liens (other than Liens provided under the DIP Agreement, which shall be released on or prior to the Closing). The RMST Shares owned by Premier constitute all of the issued and outstanding equity interests of RMST and no other Person owns or has the right to acquire any RMST Shares. Upon delivery and payment for the RMST Shares at Closing, Purchaser shall acquire good and valid title to all RMST Shares free and clear of all Liens and Claims.

(c)                All the outstanding RMST Shares have been duly authorized and validly issued, fully paid and are nonassessable. Except as set forth in Section 3.2(c) of the Seller Disclosure Letter, there are no outstanding (i) securities of RMST convertible into or exercisable or exchangeable for shares of capital stock of RMST; (ii) options, warrants, subscriptions or other rights (including any preemptive, exchange, conversion or other rights) or agreements, stock appreciation rights or features, anti-dilution rights or features, puts, calls, commitments or understandings of any kind to acquire from RMST, or other obligations of Sellers or RMST to issue, transfer, settle or sell, any shares of capital stock of RMST or (iii) rights of first refusal, rights of first offer, voting trusts, proxies, registration rights agreements, equity holder agreements or other similar agreements or understandings with respect to the sale or voting (if applicable) of any capital stock of RMST (the items in clauses (i), (ii) and (iii) being referred to collectively as the “RMST Securities”). Except as set forth in Section 3.2(c) of the Seller Disclosure Letter, there are no outstanding rights or obligations of any Person to repurchase, redeem, or otherwise acquire any RMST Securities. There are no outstanding bonds, debentures, notes or other indebtedness of RMST having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which holders of equity securities of RMST may vote.

(d)               Except as set forth on Section 3.2(d) of the Seller Disclosure Letter, none of (i) 1032403 B.C. Ltd., a company formed under the laws of British Columbia, (ii) DinoKing International, Inc., a company formed under the laws of British Columbia, (iii) PRXI International Holdings CV, a company formed under the laws of the Netherlands, or (iv) Premier Hollywood Pictures LLC, a Nevada limited liability company (collectively, the “Non-Seller Subsidiaries”) has any assets, operations or employees and is not a party to or bound by any Contract related to the Business.

3.3              Corporate Authority. The Sellers have all requisite corporate or similar power and authority and have taken all corporate or similar action necessary in order to execute and deliver this Agreement and the Ancillary Agreements and, subject to the entry of the Bankruptcy Court Orders (as defined herein) and the Admiralty Court Order, to perform their obligations under this Agreement and to consummate the sale of the Business and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Sellers and, upon their execution and delivery in accordance with the terms of this Agreement, each of the Ancillary Agreements to which any Seller is a party will have been duly and validly executed and delivered by each such Seller, as applicable. Assuming the due authorization, execution and delivery hereof and thereof by Purchaser, and subject to the Bankruptcy Court’s entry of the Bankruptcy Court Orders and the Admiralty Court’s entry of the Admiralty Court Order, this Agreement constitutes and the Ancillary Agreements will constitute a valid and binding agreement of the Sellers enforceable against the Sellers in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

3.4              Governmental Filings and Approvals; No Conflicts.

(a)                The execution and delivery of this Agreement and the Ancillary Agreements by the Sellers do not, and the performance by the Sellers and consummation of the sale of the Business and the other transactions contemplated by this Agreement will not, require any consent, approval or authorization of, or filing with or notification to any Governmental Entity other than (i) the entry of the Bankruptcy Court Orders and the Bankruptcy Court Orders becoming Final Orders, (ii) the entry of the Admiralty Court Order, and no Person having appealed the Admiralty Court Order within sixty (60) days of the Admiralty Court Order Entry Date, (iii) filings required under, and in compliance with other applicable requirements of any Antitrust Laws, and (iv) the consents or notices set forth in Section 3.4(a) of the Seller Disclosure Letter.

(b)               Assuming that all consents, approvals and authorizations described in Section 3.4(a) have been obtained and all filings and notifications described in Section 3.4(a) have been made, the execution and delivery of this Agreement and the Ancillary Agreements by the Sellers and the performance by the Sellers and consummation of the sale of the Business and the other transactions contemplated by this Agreement will not: (i) conflict with or violate the certificate of incorporation or bylaws or other equivalent organizational documents of the Sellers or RMST, (ii) constitute a violation of any Law binding upon or applicable to the Sellers or RMST or any of their respective properties or assets, (iii) except as set forth in Section 3.4(b) of the Seller Disclosure Letter, require any consent of or other action by any Person under, result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or obligation or fee under, any material Contract to which any of the Sellers or RMST is a party or by which any of their respective properties are bound except for breaches and defaults referred to in Section 365(b)(2) of the Bankruptcy Code or (iv) result in the creation of any Lien or Claim on any of the properties or assets of the Sellers or RMST.

3.5              Financial Statements. Section 3.5 of the Seller Disclosure Letter sets forth true, correct and complete copies of the financial statements of Premier and its Subsidiaries as of and for the periods ending December 31, 2016 and December 31, 2017 and April 2018 (collectively, the “Financial Statements”), which Financial Statements were relied upon by Purchaser in connection with its determination of the Purchase Price. The Financial Statements were prepared from the Books and Records of Premier and its Subsidiaries and present fairly, in all material respects, the financial position of Premier and its consolidated Subsidiaries as of the dates referred to therein and the results of their operations and their cash flows for the periods referred to therein.

3.6              Absence of Certain Changes. Since December 31, 2017, except in connection with this Agreement and the transactions contemplated hereby or as set forth on Section 3.6 of the Seller Disclosure Letter, (a) the Business has been conducted in the ordinary course consistent with past practice and (b) there has been no change, event or development that, individually or in the aggregate, has had, or is reasonably likely to have, a Seller Material Adverse Effect.

3.7              Litigation. Except as set forth in Section 3.7 of the Seller Disclosure Letter and the Bankruptcy Cases, there are no material civil, criminal or administrative actions, suits, claims, hearings, arbitrations or other proceedings pending or, to the Sellers’ Knowledge, threatened against any of the Sellers or RMST with respect to the Business or any of the Transferred Assets. None of the Sellers or RMST (nor any of their respective properties or assets) is party or subject to any judgment, order, writ, injunction, decree or award of any Governmental Entity.

3.8              Compliance with Laws; Permits.

(a)                Except as set forth on Section 3.8(a) of the Seller Disclosure Letter, the Sellers and RMST are, and since December 31, 2015 have been, in compliance in all material respects with all Laws applicable to the Business. None of the Sellers or RMST are under investigation with respect to any violation of any applicable Laws.

(b)               The Sellers and RMST have obtained and are, and since December 31, 2015 have been, in compliance in all material respects with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity necessary for the Sellers and RMST to own, lease and operate their respective properties and assets, and to carry on and operate the Business as currently conducted (the “Permits”), and all such Permits are in full force and effect. Section 3.8(b) of the Seller Disclosure Letter sets forth a complete and accurate list of all Permits. No suspension or cancellation of any Permits is pending or, to the Sellers’ Knowledge, threatened in writing and no such suspension or cancellation will result from the transactions contemplated by this Agreement.

3.9              Undisclosed Liabilities. None of the Sellers has any material Liabilities, except for: (i) Liabilities accrued or reserved for in the Financial Statements (including any related notes); (ii) Liabilities incurred in the ordinary course of business since May 31, 2018 and which would not reasonably be expected to be material to the Business or the Transferred Assets, in each case, taken as a whole; and (iii) Liabilities incurred in connection with the transactions contemplated by this Agreement or the Bankruptcy Cases.

3.10          Material Contracts. Section 3.10 of the Seller Disclosure Letter includes a true and complete list of the following Contracts (including any amendment, supplement, or modification thereof) to which a Seller or RMST is a party with respect to the Business, the Transferred Assets or the Assumed Liabilities as of the date hereof (each such Contract, a “Material Contract”):

(i)                 each Contract that involves performance of services or delivery of goods or materials by a Seller or RMST of an amount or value in excess of $50,000;

(ii)               each Contract that involves performance of services or delivery of goods or materials to a Seller or RMST of an amount or value in excess of $50,000;

(iii)             each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real property or material personal property;

(iv)             any Contract that is a collective bargaining or other agreement with a labor union;

(v)              any licenses of material Intellectual Property to or from any Person (other than licenses for Off-the-Shelf Software);

(vi)             any employment Contracts (other than offer letters), and all Contracts as to which an employee is entitled to severance in excess of any severance required by applicable Law and any independent contractor or consulting agreements;

(vii)           any Contract (A) containing covenants that restrict the business activity of a Seller or RMST (other than non-disclosure agreements entered into in the ordinary course of business) or (B) limiting the freedom of a Seller or RMST to engage in any line of business or to compete with any Person;

(viii)          any Contracts relating to any (A) Indebtedness for money borrowed and (B) any other material Indebtedness;

(ix)             any Contracts that create or govern a partnership, joint venture, strategic alliance or similar arrangement;

(x)              any Contracts with any Affiliate, other than Contracts relating to employment; and

(xi)             each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by a Seller or RMST other than in the ordinary course of business.

Except as set forth in Section 3.10 of the Seller Disclosure Letter, each Material Contract is valid, binding and enforceable against each such Seller or RMST, as applicable, and, to the Sellers’ Knowledge, the other parties thereto, in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect. Except as set forth in Section 3.10 of the Seller Disclosure Letter and other than as a result of the filing and pendency of the Bankruptcy Cases, neither any Seller nor RMST is in material breach of or material default under any Material Contract to which it is a party, and, to Sellers’ Knowledge, no other Person is in material breach of or material default under any Material Contract.

3.11          Labor and Employee Benefits.

(a)                Premier has made available to Purchaser prior to the date hereof a true, correct and complete list of the following information for each Seller Employee, including any Seller Employee on leave of absence or layoff as of the date hereof: name; job title; employer; work location; date of hire; the current year’s base compensation and, separately, any promised or targeted bonus compensation; exempt or non-exempt status; visa status if not a United States citizen; the amount of vacation pay to which each employee is entitled on the date hereof; and, if on leave, date of expected return. Except as set forth in Section 3.11(a) of the Seller Disclosure Letter, all Seller Employees are “employees at will,” and their employment may be terminated at any time. Since December 31, 2015, RMST has not had any employees.

(b)               Except as set forth in Section 3.11(b) of the Seller Disclosure Letter, (i) none of the Sellers or RMST is a party to or is otherwise bound by any collective bargaining or other Contract with a labor union, and there are no labor unions or other organizations or groups representing, purporting to represent or attempting to represent any Seller Employees; (ii) there is no pending or, to the Knowledge of Sellers, threatened strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity involving, or any organizing campaign with respect to, any Seller Employees and no such activity has occurred since December 31, 2015; (iii) the Sellers and RMST are in compliance in all material respects with all applicable Laws respecting labor and employment, including without limitation, Laws concerning fair employment practices, terms and conditions of employment, collective bargaining, employee classification (as exempt or non-exempt, and as employee or independent contractor), wages and hours, occupational health and safety, workers’ compensation and immigration; and (iv) since December 31, 2015, none of the Sellers or RMST has engaged in any “mass layoff” or “plant closing,” as those terms are defined in the Worker Adjustment and Retraining Notification Act or any similar state or local legislation (collectively, “WARN”), and none of the Sellers has any outstanding WARN Liabilities.

(c)                Section 3.11(c) of the Seller Disclosure Letter sets forth an accurate and complete list of each Benefit Plan. For purposes of this Agreement, “Benefit Plan” means all benefit and compensation plans, Contracts, policies or arrangements (whether or not in writing) covering any current or former director, officer, employee or individual independent contractor of the Sellers or RMST (each, a “Service Provider”) maintained, sponsored or contributed to by the Sellers or RMST or under which any of the Sellers or RMST has any Liability (contingent or otherwise), including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, termination, stock option, stock purchase, stock appreciation rights, stock-based, incentive, retention, change in control, retirement, profit sharing, fringe benefit and welfare plans, Contracts, policies or arrangements. Except as set forth in Section 3.11(c) of the Seller Disclosure Letter, since December 31, 2015, RMST has not sponsored or maintained any Benefit Plan. True and complete copies of all Benefit Plans listed on Section 3.11(c) of the Seller Disclosure Letter, including any amendments thereto, have been made available to Purchaser, together with (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Benefit Plan, including all schedules thereto; (ii) the most recent determination letter, if any, from the IRS for any Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code; (iii) any summary plan descriptions; (iv) any related trust agreements, insurance Contracts, insurance policies or other documents of any funding arrangements; and (v) any material correspondence to or from any Governmental Entity with respect to any such Benefit Plan.

(d)               (i) Each of the Benefit Plans has been maintained, operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Benefit Plan; (iii) no material Liability under Title IV of ERISA has been incurred by the Sellers or RMST that has not been satisfied in full when due, and, to the Sellers’ Knowledge, no condition exists that could be reasonably expected to result in any material Liability under Title IV of ERISA; (iv) no Benefit Plan subject to the minimum funding requirements of Section 302 of ERISA or any trust established thereunder has failed to meet such minimum funding standards (as described in Section 302 of ERISA), whether or not waived, as of the last day of the most recent fiscal year of such Benefit Plan ended prior to the date of this Agreement; and (v) all contributions required to be made to any Benefit Plan by applicable Law and the terms of such Benefit Plan, and all premiums due or payable with respect to insurance policies funding any Benefit Plan, for any period through the Closing, have been timely made or paid in full, or, to the extent not required to be made or paid on or before the Closing, have been fully reflected in line items on the applicable financial statements of the Sellers or RMST.

(e)                Neither any Seller nor RMST maintains, sponsors or contributes to, or has within the past six (6) years maintained, sponsored or contributed to, a Benefit Plan that is a “defined benefit plan” (as defined in Section 3(35) of ERISA) or otherwise subject to Title IV of ERISA or any multiemployer plan (as defined in Section 3(37) of ERISA) and neither any Seller nor RMST has incurred or has any reason to believe it has incurred or will incur any withdrawal Liability under Title IV of ERISA.

(f)                Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS, on which it can currently rely, as to its qualification and, to the Sellers’ Knowledge, no event has occurred that could reasonably be expected to result in disqualification of such Benefit Plan.

(g)               Except as set forth in Section 3.11(g) of the Seller Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any Service Provider to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any employee, director, officer or independent contractor, (iii) directly or indirectly cause the Sellers or RMST to transfer or set aside any assets to fund any benefits under any Benefit Plan, (iv) otherwise give rise to any Liability under any Benefit Plan, or (v) limit or restrict the right to amend, terminate or transfer the assets of any Benefit Plan on or following the Closing.

(h)               There are no Liabilities, breaches, violations or defaults under any Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by Sellers or any of their Affiliates which could subject the Transferred Assets, Purchaser, Purchaser’s Affiliates or any of Purchaser’s or Purchaser’s Affiliates’ employee benefit plans to any Taxes, penalties or other Liabilities, including any “controlled group liability.” As used in the preceding sentence, the term “controlled group liability” means any and all Liabilities (i) under Title IV of ERISA, (ii) under Sections 302, 303, and 4068(a) of ERISA, (iii) under Section 412, 430 or 4971 of the Code, and (iv) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

3.12          Real Property.

(a)                Each of the Sellers and RMST has (i) good, marketable and indefeasible fee title to all real property (including all buildings, improvements, fixtures and other structures which constitute real property under the laws of the jurisdiction in which they are located) owned by such Seller or RMST related to the ownership or operation of the Business (“Owned Real Property”) and (ii) a valid leasehold interest in the leases, subleases, licenses or other occupancies or use agreements to which each such Seller and RMST is a party as tenant for real property related to the ownership or operation of the Business (the “Real Property Leases” ; the Real Property Leases, together with the Owned Real Property, collectively, the “Real Property”), in each case, free and clear of all Liens, except for Permitted Liens and mortgages set forth on Schedule 3.12(a) of the Seller Disclosure Letter. Schedule 3.12(a) of the Seller Disclosure Letter sets forth a complete and correct list, as of the date hereof, of the Real Property.

(b)               Except in connection with the Bankruptcy Cases, and after giving effect to Section 365(c) of the Bankruptcy Code, and except as set forth on Schedule 3.12(b) of the Seller Disclosure Letter, (i) each Real Property Lease is valid, binding and in full force and effect and (ii) there is not under any Real Property Lease (x) any default by any Seller or RMST or, to the Sellers’ Knowledge, any other party thereto or (y) to the Sellers’ Knowledge, any condition or event which, with notice or lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, in each case after giving effect to Section 365(c) of the Bankruptcy Code.

(c)                True and complete copies of all deeds, leases, easement agreements, shared facilities agreements, mortgages, deeds of trust, certificates of occupancy, title insurance policies, title commitments, surveys and similar documents, and all amendments thereof, with respect to the Real Property and in the possession of Sellers or RMST have been made available to Purchaser prior to the date hereof.

3.13          Taxes.

(a)                Except as set forth in Section 3.13(a) of the Seller Disclosure Letter, the Sellers and RMST (i) have prepared and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with respect to the Transferred Assets or the Business, and all such filed Tax Returns are complete and accurate and have been prepared in compliance with applicable Laws; (ii) have paid all Taxes (whether or not shown as due on such filed Tax Returns) required to have been paid with respect to the Transferred Assets or the Business; and (iii) have not waived any statute of limitations with respect to any amount of Taxes with respect to the Transferred Assets or the Business or agreed to any extension of time with respect to any amount of Tax assessment or deficiency with respect to the Transferred Assets or the Business, in each case that is still outstanding. There are no Liens for Taxes upon the Transferred Assets other than Permitted Liens.

(b)               The Sellers and RMST have withheld and paid over all Taxes required to have been withheld and paid over to the appropriate Governmental Entity in connection with amounts paid or owing to any Seller Employees, independent contractor, shareholder, creditor, or other third party and all Forms W-2 and 1099 (or other informational reports) required with respect thereto have been properly completed and timely filed.

(c)                No audits (or other similar proceedings initiated by a Governmental Entity) in respect of Taxes with respect to the Transferred Assets or the Business or Tax matters to which any of the Sellers or RMST is a party are currently pending to the extent involving Taxes with respect to the Transferred Assets or the Business. All deficiencies asserted or assessments for Taxes made as a result of any audits or examinations by any Governmental Entity with respect to the Transferred Assets or the Business have been fully paid.

(d)               No written claim has ever been made by a Governmental Entity in a jurisdiction where the Sellers or RMST do not file Tax Returns that the Sellers or RMST are or may be subject to Tax, or required to file Tax Returns, in that jurisdiction.

(e)                None of the Sellers or RMST has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code (or any similar provision of state, local or foreign Tax Law) in the past two years.

(f)                None of the Sellers or RMST has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(g)               None of the Sellers or RMST is a party to, nor does it have any obligation under, any Tax indemnity or Tax-sharing agreement, or similar contract or arrangement. The Sellers and RMST (i) have never been a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than a group the common parent of which is Premier) and (ii) have no liability for any unpaid Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(h)               The aggregate unpaid Taxes of RMST (a) did not, as of the most recent date of the Financial Statements, exceed the reserve for Tax liability of RMST (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent Financial Statements and (b) do not exceed that reserve as adjusted for the passage of time through the end of the Closing Date in accordance with the past custom and practice of RMST in accruing for Tax liabilities.

(i)                 RMST will not be required to include any item of income in, or exclude any deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or the use of a cash or an improper method of accounting, for a Taxable period ending on or prior to the Closing Date (including, for the avoidance of doubt, any adjustment under Section 481 of the Code); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulation Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign Income Tax law) or excess loss account described in Treasury Regulation Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign Income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid or deposit amount received on or prior to the Closing Date; (vi) income inclusion pursuant to Sections 951 or 951A of the Code with respect to any interest held in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) on or before the Closing Date; (vii) election described in Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign Tax law) made on or prior to the Closing Date; or (viii) debt instrument held on or before the Closing Date that was acquired with “original issue discount” as defined in Section 1273(a) of the Code or is subject to the rules set forth in Section 1276 of the Code.

(j)                 Since December 31, 2014, RMST has not made or changed any Tax election, adopted, changed or requested permission to change any Tax accounting period or Tax method or practice, filed any amended Tax Return, consented to or entered into any closing agreement, or similar agreement with any taxing authority, or consented to or settled or compromised any Tax claim or assessment.

(k)               DinoKing has complied with all registration and reporting requirements in respect of any Taxes and has duly and timely collected all amounts on account of Taxes, including goods and services Tax (GST)/harmonized sales Tax (HST) and provincial or territorial sales Taxes, required by applicable Law to be collected by it and has duly and timely remitted to the appropriate Government Entity any such amounts required by applicable Law to be remitted by it.

(l)                DinoKing is registered under Part IX of the Excise Tax Act (Canada) with registration number 83495 5122 RT0001.

(m)              DinoKing is not a non- resident of Canada or within the meaning of section 116 of the Income Tax Act (Canada).

3.14          Intellectual Property.

(a)                Section 3.14(a) of the Seller Disclosure Letter sets forth a list of all (i) Patents included in the Seller and RMST Intellectual Property, (ii) Trademarks included in the Seller and RMST Intellectual Property, (iii) Copyrights included in the Seller and RMST Intellectual Property, in each case, that are the subject of a registration or a pending application for registration (collectively, the “Registered Intellectual Property”), and (iv) Domain Names and Social Media Accounts included in the Seller and RMST Intellectual Property. Section 3.14(a) of the Seller Disclosure Letter also identifies (i) the jurisdictions in which each such item of the Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made, and the relevant application or registration number and (ii) each material license agreement or other similar arrangement that relates to the Seller and RMST Intellectual Property. The Seller and RMST Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment or decree adversely affecting the Sellers’ or RMST’s use thereof or rights thereto. The Sellers or RMST own the Seller and RMST Intellectual Property, free and clear of all Liens other than Permitted Liens. There are no filing or other deadlines within ninety (90) days of the Execution Date with respect to any Seller and RMST Intellectual Property.

(b)               Except as set forth on Section 3.14(b) of the Seller Disclosure Letter, to the Sellers’ Knowledge, since January 1, 2017, (i) the conduct of the Business as presently conducted by the Sellers and RMST has not infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party, and (ii) no Person is infringing, misappropriating, or otherwise violating any Seller and RMST Intellectual Property rights. Sellers and RMST have not received any communication regarding possible infringement by the Seller and RMST Intellectual Property of the rights of third parties. Sellers or RMST have not made any communication with any third party alleging infringement of any portion of the Seller and RMST Intellectual Property.

(c)                The Sellers and RMST have taken commercially reasonable measures to protect the confidentiality of the trade secrets and other material confidential information included in the Seller and RMST Intellectual Property and such trade secrets have not been disclosed to any Person except pursuant to written non-disclosure agreements.

(d)               The Sellers and RMST have not transferred ownership of any Seller and RMST Intellectual Property to any Person, or knowingly permitted the Sellers’ or RMST’s rights in any Seller and RMST Intellectual Property to enter the public domain or, with respect to any Seller and RMST Intellectual Property for which the Sellers or RMST have submitted an application or obtained a registration, lapse (other than through the expiration of registered Seller and RMST Intellectual Property at the end of its maximum statutory term). Neither the execution and delivery of this Agreement nor the performance of the Sellers’ or RMST’s obligations under this Agreement will cause the forfeiture, abandonment, expiration or termination of, or give rise to a right of forfeiture or termination of any Seller and RMST Intellectual Property, or impair in any material respect the right of the Purchaser to use, possess, sell or license any Seller and RMST Intellectual Property. All Seller and RMST Intellectual Property will be fully transferable, alienable or licensable by Purchaser without restriction and without need for payment of any kind to any third party.

(e)                The software of the Sellers and RMST that is used or sold in the Business, (i) is fully operational, functional and substantially free of material bugs, defects, errors, viruses and other contaminants, and (ii) does not use or incorporate and is not derived from any shareware, freeware or software subject to an “open source,” “copyleft” or other similar license that requires the licensing, offer or provision of source code owned by the Sellers or RMST to others if the applicable software is licensed, made available, distributed or conveyed to others. Except as set forth on Section 3.14(e) of the Seller Disclosure Letter, there are no licenses or Contracts granting any Person exclusive rights to or under any Seller and RMST Intellectual Property or granting any Person the right to sublicense any Seller and RMST Intellectual Property.

3.15          Sufficiency of Assets. Section 3.15 of the Seller Disclosure Letter sets forth a true, correct and complete list of all material tangible and intangible assets, properties and rights to the extent used or otherwise related to, useful in or necessary for the conduct of the Business, as of the date reflected on each such list of tangible and intangible assets. The Transferred Assets to be sold to the Purchaser hereunder are sufficient for the continued conduct of the Business from and after the Closing Date in substantially the same manner as the Business is currently conducted assuming all Assumed Contracts and Assumed Real Property Leases shall have been assigned to the Purchaser without modification, except to the extent that Purchaser’s ability to operate the Business from and after the Closing Date may be affected as a result of actions or orders of the Bankruptcy Court.

3.16          Title to Transferred Assets. Except as set forth in Section 3.16 of the Seller Disclosure Letter, Sellers have good and valid title to, or, in the case of leased assets, have good and valid leasehold interests in, the Transferred Assets, free and clear of all Liens (except for Permitted Liens). RMST has good and valid title to, or, in the case of leased assets, has good and valid leasehold interests in, the RMST Assets, free and clear of all Liens (except for Permitted Liens). At the Closing, Sellers will convey, subject to the Approval Order and Admiralty Court Order having been entered and still being in effect and not subject to any stay pending appeal at the time of Closing, good and valid title to, or valid leasehold interests in, all of the Transferred Assets, free and clear of all Liens and Claims, to the fullest extent permissible under section 363(f) of the Bankruptcy Code.

3.17          Revised Covenants and Conditions.

(a)                RMST is in compliance in all respects with the Revised Covenants and Conditions, including the obligation to fund the reserve account on a quarterly basis in the amount of $25,000.

(b)               RMST is the Trustee (as defined in the Revised Covenants and Conditions) and a Qualified Institution (as defined in the Revised Covenants and Conditions) of the Subject Titanic Artifact Collection (as defined in the Revised Covenants and Conditions) and has the authority, privilege and right to act as Trustee and a Qualified Institution under the Revised Covenants and Conditions.

(c)                This Agreement and the consummation of the transactions contemplated hereunder will not change, modify, amend or impair RMST’s status as Trustee or Qualified Institution of the Subject Titanic Artifact Collection and all rights, interests and privileges of RMST in the Revised Covenants and Conditions shall remain in full force and effect following the Closing.

(d)               Except as set forth on Section 3.17(d) of the Seller Disclosure Letter, RMST has no Liabilities.

(e)               Except as set forth on Section 3.17(e) of the Seller Disclosure Letter and except for the rights, benefits and obligations pursuant to the Revised Covenants and Conditions and the Artifacts and Exhibitry solely to the extent relating to the RMS Titanic or “Titanic: The Artifact Exhibition”, RMST does not have any assets, operations or employees and is not a party to or bound by any Contract related to the Business.

(f)                Section 3.17(f) sets forth any Contract or arrangement to which RMST is a party or by which RMST’s assets are bound with any Affiliate of the Sellers (“RMST Intercompany Arrangements”).

3.18          Insurance. Section 3.18 of the Seller Disclosure Letter contains a true and complete list, as of the date hereof, of all Insurance Policies. All of the Insurance Policies are in full force and effect and no notice of cancellation or termination has been received by Sellers or RMST with respect to any of such Insurance Policies. All premiums due and payable by Sellers or their Affiliates (including RMST) under the Insurance Policies prior to the date hereof have been duly paid. There is no material claim pending under any of the Insurance Policies, and no material claim thereunder made between December 31, 2015 and the date hereof has been denied.

3.19          Privacy Policy.  Sellers and RMST have all complied in all material respects, and currently comply in all material respects, with (i) the publicly posted privacy policy applicable to the Seller or RMST websites (“Privacy Policies”) and (ii) all Laws and contractual obligations relating to data privacy, data protection and data security (“Privacy Laws”), including Laws related to the collection, storage, transmission, transfer (including, without limitation, cross-border transfers), disclosure, destruction and use of Personally Identifiable Information.  Sellers and RMST have taken commercially reasonable measures to protect Personally Identifiable Information in their possession against loss, damage, and unauthorized access or use. Since December 31, 2015, no actions, suits, claims, hearings, arbitrations, or other proceedings have existed or, to Sellers’ Knowledge, has been threatened regarding and, to Sellers’ Knowledge there has not existed any, (x) violation of such Privacy Policies or any implementation of the Privacy Policies by a Seller or RMST, or (y) violation of any Privacy Laws by a Seller or RMST. To Sellers’ Knowledge, neither any Seller nor RMST has been served with an information or enforcement notice (including, without limitation, pursuant to section 40 of the Data Protection Act 1998) by any data protection regulatory authority.

3.20          Certain Payments; OFAC.

(a)                Since December 31, 2015, no director, officer, agent or employee of any Seller or RMST or any other Person acting for or on behalf of any Seller or RMST, has directly or indirectly, (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of any Seller or RMST, or (iv) in violation of any Law, or (b) established or maintained any fund or asset that has not been recorded in the Books and Records of any Seller or RMST.

(b)               Since December 31, 2015, neither any Seller nor RMST has been a party to any Contract with, and has not conducted business or participated in any transaction involving, (i) any Person identified on the Office of Foreign Assets Control’s (“OFAC”) list of Specially Designated Nationals and Blocked Persons or targeted by an OFAC Sanctions Program; (ii) the government, including any political subdivision, agency, instrumentality, or national thereof, of any country with respect to which the United States or any jurisdiction in which any Seller or RMST is operating or located administers or imposes economic or trade sanctions or embargoes; (iii) any Person acting, directly or indirectly, on behalf of, or an entity that is owned or controlled by, a Specially Designated National and Blocked Person or by a government or Person identified in clause (ii) above, or (iv) a Person on any other similar export control, terrorism, money laundering or drug trafficking related list administered by any Governmental Entity either within or outside the United States with whom it is illegal to conduct business pursuant to applicable Law in each case, in violation of any applicable Law.

3.21          Brokers and Finders. No broker, finder or investment banker (other than GlassRatner Advisory & Capital Group, LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement for which Purchaser or any of its Affiliates could have any Liability. The fees and commissions of GlassRatner Advisory & Capital Group, LLC shall be borne solely by the Sellers.

Article IV

Representations and Warranties of Purchaser

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Sellers by Purchaser prior to entering into this Agreement (the “Purchaser Disclosure Letter” and, together with the Seller Disclosure Letter, the “Disclosure Letters”) (it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Purchaser hereby represents and warrants to the Sellers that:

4.1              Organization, Good Standing and Qualification. Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite limited liability company or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted. Purchaser has made available to the Sellers a complete and correct copy of the certificate of incorporation and bylaws of Purchaser or comparable organizational documents, each as in effect on the date of this Agreement. Purchaser is not in violation of any provision of its organizational documents, except for any violation that would not, individually or in the aggregate, prevent, materially delay or impair, or be reasonably likely to prevent, materially delay or impair, the ability of Purchaser to consummate the purchase of the Transferred Assets, the assumption of the Assumed Liabilities and the other transactions contemplated by this Agreement.

4.2              Authority.

(a)                Purchaser has all requisite limited liability company power and authority and has taken all limited liability company action necessary in order to execute and deliver this Agreement and the Ancillary Agreements, and subject to entry of the Bankruptcy Court Orders and the Admiralty Court Order to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Purchaser and, upon their execution and delivery in accordance with the terms of this Agreement, each of the Ancillary Agreements to which it is a party will have been duly and validly executed and delivered by Purchaser. Assuming the due authorization, execution and delivery hereof by the Sellers and, subject to the Bankruptcy Court’s entry of the Bankruptcy Court Orders and the Admiralty Court’s entry of the Admiralty Court Order, this Agreement constitutes and the Ancillary Agreements will constitute a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3              Governmental Filings and Approvals; No Conflicts.

(a)                The execution and delivery of this Agreement and the Ancillary Agreements by Purchaser do not, and the performance by Purchaser and consummation of the transactions contemplated by this Agreement will not, require any consent, approval or authorization of, or filing with or notification to any Governmental Entity other than (i) the entry of the Bankruptcy Court Orders and the Bankruptcy Court Orders becoming Final Orders, (ii) the entry of the Admiralty Court Order, and no Person having appealed the Admiralty Court Order within sixty (60) days of the Admiralty Court Order Entry Date, (iii) filings required under, and in compliance with other applicable requirements of any Antitrust Laws; (iv) the consents or notices set forth in Section 4.3(a) of the Purchaser Disclosure Letter, and (v) other immaterial consents, approvals, authorizations, filings or notifications.

(b)               Assuming that all consents, approvals and authorizations described in Section 4.3(a) have been obtained and all filings and notifications described in Section 4.3(a) have been made, the execution and delivery of this Agreement and the Ancillary Agreements by Purchaser does not, and the performance by Purchaser and consummation of the transactions contemplated by this Agreement will not: (i) conflict with or violate the certificate of incorporation or bylaws or other equivalent organizational documents of Purchaser, (ii) constitute a violation of any Law binding upon or applicable to Purchaser or any of its properties or assets; (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or obligation or fee under, any material Contract to which Purchaser is a party or by which any of its properties are bound or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the properties or assets of Purchaser.

4.4              Financing Capability. As of the date of this Agreement, Purchaser has obtained commitments from its equityholders (with Premier, on behalf of the Sellers, being a third party beneficiary) to provide sufficient funds to enable the Purchaser to pay, at the Closing, the Purchase Price and the DinoKing Insolvency Proceeding Cost. As of the Closing, Purchaser will have, cash on hand, or other sources of immediately available funds, to pay the Purchase Price and any other expenses and payments incurred by Purchaser in connection with the transactions contemplated by this Agreement and to perform its obligations hereunder.

4.5              Adequate Assurance Regarding Executory Contracts. Purchaser as of the date of this Agreement and as of the Closing will be capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f) of the Bankruptcy Code with respect to the Assumed Contracts and Assumed Real Property Leases.

4.6              Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Subsidiaries for which the Sellers or any of their Affiliates could have any Liability.

Article V

Covenants

5.1              Interim Operations.

(a)                The Sellers and RMST agree that, from the date hereof until the earlier of the Closing and the date this Agreement is validly terminated (the “Interim Period”), except (i) as set forth in Section 5.1(a) of the Seller Disclosure Letter, (ii) as may be required by the Bankruptcy Court, (iii) as may be required by applicable Law (including with respect to the Bankruptcy Cases) or Governmental Entity, (iv) as may be permitted by this Agreement (including pursuant to the Bidding Procedures Order) or (v) as may be approved by Purchaser in writing, the Sellers and RMST shall, and shall cause their Affiliates to, conduct the Business in the ordinary course of business consistent with past practice (including with respect to ordering and purchasing Inventory, maintaining the Artifacts and Exhibitry and making capital, sales and marketing expenditures). Without limiting the foregoing, during the Interim Period, Sellers and RMST shall, and shall cause their Affiliates to, use commercially reasonable efforts to (i) conduct the Business in compliance with all applicable Laws, (ii) preserve their current relationships with any Persons having business dealings with the Business (including employees, suppliers, vendors, customers, clients, and contractors), (iii) maintain the assets, properties, business records and facilities relating to the Transferred Assets or the Business in their current working order, (iv) perform on a current basis all obligations under the Assumed Contracts and Assumed Real Property Leases and (v) pay all Liabilities of DinoKing in the ordinary course of business consistent with past practice.

(b)               In furtherance of the foregoing, during the Interim Period, except (i) as set forth in Section 5.1(b) of the Seller Disclosure Letter, (ii) as may be required by the Bankruptcy Court, (iii) as may be required by applicable Law (including with respect to the Bankruptcy Cases) or Governmental Entity, (iv) as may be permitted by this Agreement (including pursuant to the Bidding Procedures Order) or (v) as may be approved by Purchaser in writing, the Sellers and RMST will not, and will cause their Affiliates not to:

(i)                 amend or otherwise change their certificate of incorporation or bylaws or other applicable organizational documents;

(ii)               issue, sell or dispose of any equity securities of any Seller or RMST or redeem or repurchase any equity securities or equity-based award of any Seller or RMST, or securities convertible into, or exchangeable or exercisable for, any such equity securities or awards, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than by a wholly-owned Subsidiary of any such Seller to such Seller or another wholly-owned Subsidiary of such Seller;

(iii)             with respect to the Business sell, lease, transfer or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any Transferred Assets or RMST Assets, in each case other than dispositions of Inventory and other assets in the ordinary course of business or pursuant to existing Contracts in an amount not exceeding $50,000 in the aggregate;

(iv)             with respect to the Business acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case other than purchases of Inventory and other assets in the ordinary course of business or pursuant to existing Contracts in an amount not exceeding $50,000 in the aggregate;

(v)               incur, assume, refinance or guarantee any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any Person, except for borrowings and guarantees in the ordinary course of business under the DIP Agreement and consistent with the terms of the Cash Budget;

(vi)             cancel, compromise, waive or release any right with respect to any Transferred Asset;

(vii)           make any loans, advances or capital contributions to, or investments in, any other Person (other than to any wholly-owned Subsidiary of any such Seller);

(viii)         make or authorize any capital expenditures in excess of $50,000 in the aggregate for all projects of the Sellers and RMST;

(ix)             enter into or amend, modify, supplement, restate or renew in any respect or cancel or terminate or waive any rights under or with respect to any Material Contract, Real Property Lease or Permit;

(x)              increase any payments required to be paid under or pursuant to any Assumed Contract or Material Contract, Assumed Real Property Lease or Permit (whether or not in connection with obtaining any Consents) by Purchaser after the Closing, or increase, or take any action not required by the terms thereof that would result in any increase in, any operating expenses of any Assumed Real Property Lease;

(xi)             fail to maintain in full force and effect the existing insurance policies maintained by the Sellers or RMST with respect to the Business or the Transferred Assets (“Insurance Policies”) or to replace such Insurance Policies with comparable insurance policies covering the Sellers or RMST with respect to the Business and Transferred Assets, and the Sellers and RMST and their respective properties, assets and businesses;

(xii)           other than as required pursuant to the terms of any Benefit Plan in effect on the date hereof or as required by applicable Law: (A) increase the salaries, wages or benefits of Seller Employees, (B) enter into any severance, change-in-control, retention, employment or other agreement with any director or independent contractor of the Sellers or RMST or any Seller Employee, (C) establish, adopt, terminate or amend any Benefit Plan or any plan, program, arrangement, practice or agreement that would be a Benefit Plan if it were in existence on the date hereof; (D) take any action to fund the payment of compensation or benefits under any Benefit Plan; (E) exercise any discretion to accelerate the vesting or payment or any compensation or benefit under any Benefit Plan or (F) extend an offer of employment to any natural Person who, if so employed as of the date hereof, would be a Seller Employee, other than in the ordinary course of business for employees who are not officers;

(xiii)         settle or compromise any litigation, claim or proceeding for an amount that exceeds $50,000 in the aggregate or that imposes any injunction, equitable relief, limitation or Lien against the Transferred Assets or RMST Assets or commence any litigation, claim or proceeding;

(xiv)         declare, set aside, make or pay any dividend or other distribution of any assets to any Affiliate or other Person holding direct or indirect equity interests in any Seller or RMST;

(xv)          grant, assign, license, let lapse, abandon, cancel, or otherwise dispose of any Seller and RMST Intellectual Property, other than Excluded Assets or pursuant to non-exclusive licenses of such Intellectual Property granted in the ordinary course of business;

(xvi)          enter into any agreement with any labor union or labor organization, including but not limited to any collective bargaining agreement;

(xvii)         make, change or revoke any election related to Taxes, settle or compromise any claim related to Taxes, enter into any agreement related to Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or change any taxable period or any Tax accounting method;

(xviii)        make any change in the reserving or accounting policies, practices or principles in effect on the date hereof, other than any change required by applicable Law or GAAP;

(xix)          permit or allow any Transferred Asset or RMST Asset to become subject to a Lien;

(xx)           change in any respect the cash management practices, policies or procedures of Sellers or RMST with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, payment of accounts payable, purchases, prepayment of expenses or deferral of revenue, from Sellers’ or RMST’s practices, policies and procedures with respect thereto as of the date hereof, including taking (or omitting to take) any action that would have the effect of delaying or postponing the payment of any accounts payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods;

(xxi)         make any intercompany transfers of funds or Liabilities including any transfers between any of the Sellers and RMST;

(xxii)        introduce any material change with respect to the operation of the Business, including any material change in the types, nature, composition or quality of products or services sold in the Business;

(xxiii)      deviate from past practice in the ordinary course of business with respect to ordering or maintenance of Inventory and the Artifacts & Exhibitry;

(xxiv)      file any motion to pay any pre-Petition Date claims of any Person;

(xxv)       prepay any expenses unless expressly set forth in the Cash Budget; or

(xxvi)      agree, authorize or commit to do any of the foregoing.

(c)                Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Business or the operations of the Sellers or RMST prior to the Closing, and nothing contained in this Agreement is intended to give the Sellers, directly or indirectly, the right to control or direct Purchaser’s or its Subsidiaries’ operations. Prior to the Closing, each of Purchaser and the Sellers and RMST shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.2              Efforts.

(a)                Subject to the terms and conditions set forth in this Agreement, each Party shall use its reasonable best efforts, and shall cause their Affiliates to use reasonable best efforts, to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate the purchase and the sale of the Transferred Assets and the other transactions contemplated by this Agreement, including (i) obtaining entry of the Bankruptcy Court Orders, (ii) obtaining entry of the Admiralty Court Order, (iii) the obtaining of all necessary actions or non-actions, waivers, consents, clearances, approvals, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (iv) subject to Section 1.3, the obtaining of all necessary consents, approvals or waivers from third parties and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b)               Subject to the terms and conditions of this Agreement, each of the parties shall use its respective reasonable best efforts to make promptly any required submissions and filings under applicable Antitrust Laws with respect to the transactions contemplated by this Agreement, promptly furnish information required in connection with such submissions and filing under such Antitrust Laws and, keep the other parties reasonably informed with respect to the status of any such submissions and filings under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws and, (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws with respect to the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing: (i) the Purchaser, the Sellers and RMST agree to (A) make, or cause to be made, appropriate filings pursuant to any Antitrust Laws with respect to the transactions contemplated by this Agreement as soon as practicable, (B) supply as soon as practicable any additional information and documentary material that may be requested pursuant to any Antitrust Law, and (C) use their reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.2(b) necessary to cause the expiration or termination of the applicable waiting periods under any Antitrust Law (including any extensions thereof) as soon as practicable and (ii) each party agrees to (A) supply as soon as practicable any additional information and documentary material that may be required or requested by any Governmental Entity and (B) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.2(b) as necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each Governmental Entity as soon as practicable. The Purchaser shall be responsible for all filing fees under the Antitrust Laws and any other Laws applicable to the transaction.

(c)                Each of Purchaser, RMST and Sellers shall: (i) promptly notify the other parties of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such Person from a Governmental Entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Entity, (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of any filings, investigation, or inquiry concerning the transactions contemplated by this Agreement and (iii) not independently participate in any meeting or discussions with a Governmental Entity in respect of any filings, investigation or inquiry concerning the transactions contemplated by this Agreement without giving the other Party prior notice of such meeting or discussions and, unless prohibited by such Governmental Entity, the opportunity to attend or participate; provided that, (A) each of the Purchaser and the Sellers and RMST may designate any non-public information provided to any Governmental Entity as restricted to “Outside Antitrust Counsel” only and any such information shall not be shared with employees, officers, managers or directors or their equivalents of the other party without approval of the party providing the non-public information, and (B) materials may be redacted (x) to remove references concerning the valuation of the Business, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d)               Notwithstanding anything herein to the contrary and subject to clause (ii) of the following sentence, the Parties understand and agree that reasonable best efforts of Purchaser hereto shall not be deemed to include: (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby or defending against or initiating any lawsuit, action or proceeding, judicial or administrative, challenging this Agreement or the transactions contemplated hereby, or (B) proposing, negotiating, agreeing to or offering to commit to any sale, divestiture, license, disposition or separation (including by establishing a trust or otherwise) of, or any limitation on any operation or business of, any of its or any Purchaser Related Party’s businesses, assets or properties. In furtherance, and not in limitation, of the foregoing in this Section 5.2(d), (i) Sellers and RMST shall not, and shall cause their Affiliates not to, propose, negotiate, agree to or offer to commit to any sale, divestiture, license, disposition or separation of any Transferred Asset or RMST Asset, without the prior written consent of Purchaser, and (ii) Purchaser shall not be required to agree to any divestiture, sale or other disposition of any of the Transferred Assets or RMST Assets or any assets of Purchaser or any Purchaser Related Party or agree to any limitation on any operation or business of the Purchaser or any Purchaser Related Party.

5.3              Access and Information.

(a)                Subject to applicable Law, upon reasonable notice, the Sellers and RMST shall, and shall cause their Affiliates to, afford Purchaser’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Closing, to their employees, properties, books, Contracts and records relating to the Business and, during such period, the Sellers and RMST shall, and shall cause their Affiliates to, furnish promptly to Purchaser all information concerning their businesses, properties and personnel as may reasonably be requested; provided that nothing herein shall require a Seller or RMST to disclose any information to Purchaser if such disclosure would violate applicable Law or constitute a waiver of the attorney-client privilege. All requests for access or information made pursuant to this Section 5.3 shall be directed to the executive officers of Premier or other Person designated by Premier.

(b)               Until the later of (x) the closing of the Bankruptcy Cases, and (y) the liquidation and winding down of the Sellers’ estates (but in no event later than six (6) years after the Closing Date, unless a shorter period is otherwise required in connection with the Bankruptcy Cases):

(i)                 Purchaser will preserve and keep any of the business records and files (including accounting records) contained in the Transferred Assets or the assets otherwise relating to the Business (the “Books and Records”).

(ii)               The Purchaser shall allow the Sellers and any of their Representatives access to all Books and Records of the Transferred Assets and Assumed Liabilities and the Transferred Employees during normal business hours and upon reasonable notice at the Purchaser’s principal place of business or at any location where such records are stored and personnel is located to the extent such access is necessary (A) for the Sellers to comply with reporting, disclosure, filing, auditing or other requirements imposed on the Sellers by a Governmental Entity; (B) in order for the Sellers to effect the winding down of their estates, including reconciling and objecting to claims in the Bankruptcy Cases; and (C) in preparation for any existing legal, judicial, regulatory, administrative or other proceeding involving the Sellers, and the Sellers’ Representatives shall have the right, at their expense, to make copies of any such records and files; provided, however, that any such access or copying shall be had or done in such a manner so as not to interfere with the normal conduct of the Purchaser’s business or operations and any such access is subject to a customary confidentiality agreement.

5.4              Publicity. All press releases and other public announcements with respect to the purchase and sale of the Business and the other transactions contemplated by this Agreement must be in a form and substance acceptable to Purchaser. Purchaser acknowledges and agrees that Sellers and RMST may, solely in accordance with the Bidding Procedures, provide copies of this Agreement to parties in interest in the Bankruptcy Cases and to those parties to whom Sellers and RMST determine it is necessary to provide copies in connection with soliciting Competing Transactions (as defined in the Bidding Procedures). Sellers and RMST shall also be entitled to file copies with the Bankruptcy Court or as otherwise required by Law and shall be entitled to publish notice of the transactions contemplated by this Agreement in any newspaper selected by Sellers and RMST, in accordance with the Bidding Procedures.

5.5              Employee Matters.

(a)                As of the Closing Date, Purchaser shall, or shall cause one of Purchaser’s Affiliates to, offer employment to each Seller Employee identified in Section 5.5(a) of the Seller Disclosure Letter, which Purchaser will deliver to Sellers prior to Closing (those who accept such offer of employment and commence employment with Purchaser or its Affiliate, the “Transferred Employees”), on the terms described in this Section 5.5. Such employment offers may be conditioned upon (i) the Closing and (ii) the employment offer recipient completing Purchaser’s pre-employment screening process to Purchaser’s satisfaction prior to employment commencement. Sellers shall bear responsibility for all Liabilities arising out of, relating to, or with respect to the employment or termination of employment with the Sellers and their Affiliates of the Transferred Employees, including any compensation and employee benefits relating thereto, arising on or prior to such Transferred Employee’s commencement of employment with Purchaser or its Affiliate and shall pay such Liabilities in the ordinary course of business. Additionally, Sellers shall bear responsibility for all Liabilities arising out of, relating to, or with respect to the employment or termination of employment with the Sellers and their Affiliates of the Seller Employees who are not Transferred Employees, including any compensation and employee benefits relating thereto, and shall pay such Liabilities in the ordinary course of business. For the avoidance of doubt, (i) Sellers shall bear responsibility for any severance liabilities for which any Seller Employee becomes entitled in connection with the transactions contemplated under this Agreement, and (ii) Purchaser shall bear responsibility for all Liabilities arising out of, relating to, or with respect to the employment or termination of employment with Purchaser of each of the Transferred Employees, including any compensation and employee benefits relating thereto, on or after such Transferred Employee’s commencement of employment with Purchaser or its Affiliate.

(b)               Sellers and RMST shall, and shall cause their Affiliates to, provide reasonable cooperation and information to Purchaser or its relevant Representative as reasonably requested by Purchaser or such Representative with respect to its determination of appropriate terms and conditions of employment for any Seller Employee, including, a list of all Seller Employees, and with respect to each Seller Employee, (A) date of hire, (B) position, (C) annual base salary (or wages) (including any portion of his or her annual salary that the Seller Employee may have elected with the Seller or RMST to defer in exchange for equity compensation of the Sellers or RMST), (D) 2017 annual incentive opportunity (and 2017 annual incentive paid), (E) the entity for whom such Seller Employee performs services, (F) the location where such Seller Employee performs services for the applicable Seller or RMST, and (G) status as full-time or part-time.

(c)                Following the date of this Agreement, (i) Sellers and RMST shall, and shall cause their Affiliates to, allow Purchaser or any of its Representatives reasonable access upon reasonable advance notice to meet with and interview the Seller Employees during normal business hours; provided, however, that such access shall not unduly interfere with the operation of the Business prior to the Closing; and (ii) Sellers shall not, nor shall any Seller authorize or direct or give express permission to any Affiliate, officer, director or employee of any Seller or any Affiliate, to (A) interfere with Purchaser’s or its Representatives rights under Section 5.5 to make offers to Seller Employees, or (B) solicit or encourage any Seller Employee who received an offer pursuant to Section 5.5 not to accept, or to reject, any such offer of employment.

(d)               The provisions of this Section 5.5 are solely for the benefit of the Parties to this Agreement, and nothing in this Agreement, whether express or implied, is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise be treated as an amendment or modification of any Benefit Plan or other benefit plan, agreement or arrangement, (ii) limit the right of Purchaser, the Sellers or their respective Subsidiaries to amend, terminate or otherwise modify any Benefit Plan or other benefit plan, agreement or arrangement following the Closing, (iii) create any third-party beneficiary or other right (including, but not limited to, a right to employment) in any Person, including any current or former employee of a Seller or RMST, any participant in any Benefit Plan or other benefit plan, agreement or arrangement (or any dependent or beneficiary thereof) or (iv) guarantee employment for any period of time for, or preclude the ability of Purchaser, the Sellers, RMST or any of their respective Subsidiaries to terminate any Transferred Employee for any reason.

5.6              Indemnification, Exculpation and Advancements; Directors’ and Officers’ Insurance.

(a)                Prior to the Closing, Premier shall, effective as of the Closing, obtain and fully pay the premium for the non-cancellable, irrevocable extension of (i) the directors’ and officers’ liability coverage of the Sellers’ and RMST’s existing directors’ and officers’ insurance policies, and (ii) the Sellers’ and RMST’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six (6) years from and after the Closing from one or more insurance carriers with the same or better credit rating as the Sellers’ and RMST’s insurance carriers as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Sellers’ and RMST’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of any of the Sellers or RMST by reason of him or her serving in such capacity at or prior to the Closing (including in connection with this Agreement or the sale of the Business and the other transactions or actions contemplated by this Agreement).

(b)               If following the Closing any of the Sellers or any of their respective successors or permitted assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and permitted assigns of any such Seller shall assume all of the obligations set forth in this Section 5.6.

5.7              Bankruptcy and Admiralty Court Matters.

(a)                Within one (1) Business Day of the Execution Date, the Debtor Sellers and RMST shall file with the Bankruptcy Court a motion in form and substance reasonably satisfactory to Purchaser (the “Approval Motion”) for:

(i)                 entry of an order substantially in the form of Exhibit E, as amended, modified or supplemented with the prior written consent of Purchaser, authorizing and approving, inter alia, the sale of the Transferred Assets to Purchaser on the terms and conditions set forth herein, free and clear of all Liens and Claims (to the extent set forth therein), and the assignment and assumption by Purchaser of each Assumed Contract (the “Approval Order”); and

(ii)               entry of an order substantially in the form of Exhibit F, as amended, modified or supplemented with the prior written consent of Purchaser (the “Bidding Procedures Order”, together with the Approval Order, the “Bankruptcy Court Orders”), among other things, (A) establishing bidding procedures governing the sale of the Transferred Assets, as amended, modified or supplemented with the prior written consent of Purchaser (the “Bidding Procedures”), (B) approving payment of the Break-Up Fee and the Expense Reimbursement, to the extent payable by the terms of this Agreement or the Bidding Procedures Order, and (C) providing that the Break-Up Fee and the Expense Reimbursement shall constitute administrative expenses of the Sellers and RMST with priority over any and all administrative expenses of the kind specified in Section 503(b) of the Bankruptcy Code until paid other than superpriority claims granted pursuant to the DIP Financing Order to the DIP Lender who has provided the debtor-in-possession financing. The Bankruptcy Court must enter the Bidding Procedures Order by not later than July 20, 2018.

(b)               The Sellers and RMST shall each use their reasonable best efforts, and shall cooperate, assist and consult with Purchaser, to secure the entry of the Bankruptcy Court Orders, including without limitation in seeking and obtaining findings by the Bankruptcy Court in the Approval Order that the Purchaser is a good faith purchaser under Section 363(m) of the Bankruptcy Code and that the Purchase Price was not controlled by an agreement among potential bidders at such sale, under Section 363(n) of the Bankruptcy Code.

(c)                The Sellers and RMST shall each use their reasonable best efforts, and shall cooperate, assist and consult with Purchaser, to secure the entry of the Admiralty Court Order.

(d)               If the Bankruptcy Court Orders or any other orders of the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby or the Admiralty Court Order shall be appealed by any Person (or if any petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacatur, stay, rehearing or reargument shall be filed with respect to the Approval Order, Bidding Procedures Order or other such order), and this Agreement has not otherwise been terminated pursuant to Article VII, the Sellers and RMST shall use their reasonable best efforts to diligently defend such appeal, petition or motion and shall use its reasonable best efforts to obtain an expedited resolution of any such appeal, petition or motion.

(e)                Except to the extent filings must be made on an emergency basis in the reasonable judgment of the Sellers and RMST, and to the extent reasonably practicable, Sellers and RMST shall provide Purchaser with a draft of any motions, orders or other pleadings that Sellers or RMST propose to file with the Bankruptcy Court or Admiralty Court relating to this Transaction or the Business, including the motion to approve the Approval Order, no later than three Business Days prior to the filing thereof with the Bankruptcy Court, and all such motions, orders or other pleadings must be in a form mutually acceptable to Purchaser and Sellers and RMST.

(f)                The Sellers and RMST shall consult with Purchaser regarding pleadings that any of them intends to file with the Bankruptcy Court or Admiralty Court in connection with the Transaction, or which might reasonably affect the Bankruptcy Court’s or Admiralty Court’s approval of the Transaction, the Bidding Procedures and Approval Order and Admiralty Court Order, as applicable. Each Seller and RMST shall promptly provide Purchaser and its counsel with copies of all notices, filings and orders of the Bankruptcy Court and Admiralty Court that such Seller or RMST has in its possession (or receives) pertaining to the Transaction, the Approval Order, and Admiralty Court Order (as applicable), or any other order related to any of the transactions contemplated by this Agreement, but only to the extent such papers are not publicly available on the docket of the Bankruptcy Court or Admiralty Court or otherwise made available to Purchaser and its counsel. No Seller or RMST shall seek any modification to the Bidding Procedures, Approval Order or the Admiralty Court Order by the Bankruptcy Court or Admiralty Court (as applicable) or any other Governmental Entity of competent jurisdiction to which a decision relating to the Bankruptcy Cases has been appealed, in each case, without the prior written consent of Purchaser.

(g)               Each Seller and RMST shall use its reasonable best efforts to cause the Approval Order to provide that Purchaser will have standing in the Bankruptcy Cases to object to the amount of any Claim to the extent it would constitute an Assumed Liability and that the Bankruptcy Court will retain the right to hear and determine such objections.

(h)               Upon and simultaneous with the Closing, in full satisfaction of the respective claims of the PacBridge Parties, (x) the Secured Creditors will receive in consideration of their Secured Claims, (i) a $1 million cash payment, plus (ii) allowed general unsecured claims against the Debtors in the total aggregate amount of $2,000,000, to be allocated $666,666.67 to Feng, $666,666.67 to Jhang, and $666,666.66 to Zou, and (y) PacBridge will have an allowed general unsecured claim against the Debtors in the amount of $1,195,350.39 (the “PacBridge Parties Settlement”). The Approval Motion will include a request under Bankruptcy Rule 9019 Bankruptcy Court for approval of the PacBridge Parties Settlement, and the Approval Order must include Bankruptcy Court approval of the PacBridge Parties Settlement.

(i)                 Upon and simultaneous with the Closing, all outstanding Liabilities pursuant to the DIP Agreement shall be paid and satisfied in full.

5.8              Insurance. From and after the Closing Date, with respect to events or circumstances relating to the Business that occurred or existed prior to the Closing Date that are covered by third party liability insurance policies and any workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance programs sponsored by the Sellers and/or their Affiliates, Purchaser or its Affiliates may make claims under such policies and programs and the Sellers and their Affiliates shall use reasonable best efforts to assist Purchaser and its Affiliates in those efforts and to the extent required, make claims and collect such amounts on Purchaser’s or its Affiliates’ behalf and remit such amounts upon receipt to Purchaser and/or its assignee.

5.9              Post-Closing Collection. Each Seller agrees to hold any cash receipts or proceeds derived from the Business or Transferred Assets that come into its possession or control following the Closing in trust for the sole benefit of Purchaser and will, as soon as administratively feasible and subject to the Bankruptcy Court Orders, deliver such cash receipts or proceeds to Purchaser. Purchaser agrees to hold any cash receipts or proceeds received by the Purchaser or any of its Subsidiaries derived from the Excluded Assets that come into its possession or control following the Closing in trust for the sole benefit of Sellers and will, as soon as administratively feasible, deliver such cash receipts or proceeds to Premier.

5.10          Taxes.

(a)                Purchaser shall file or cause to be filed with the appropriate taxing authorities the applicable Tax Returns for all Taxes that are required to be filed with respect to the Transferred Assets and the Business after the Closing Date.

(b)               All transfer, documentary, sales, or similar Taxes payable solely as a result of the sale and transfer of the Transferred Assets and the assumption of the Assumed Liabilities pursuant to this Agreement (“Transfer Taxes”) shall (to the extent not subject to an exemption under the Bankruptcy Code) be borne by the Sellers when due.

(c)                Until the later of (x) the closing of the Bankruptcy Cases, and (y) the liquidation and winding down of the Sellers’ estates (but in no event later than six (6) years after the Closing Date, unless a shorter period is otherwise required in connection with the Bankruptcy Cases), Purchaser and the Sellers agree to furnish or cause to be furnished to each other, as promptly as practicable and at the requesting Party’s expense, such information and assistance relating to the Transferred Assets and the Business as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other required or optional filings relating to Tax matters, for the preparation for and proof of facts during any Tax audit, for the preparation for any Tax protest, for the prosecution or defense of any suit or other proceeding relating to Tax matters and for the answer to any governmental or regulatory inquiry relating to Tax matters. The Sellers agrees to retain possession of, and provide Purchaser access to, all accounting, business, financial and Tax records and information (i) relating to the Transferred Assets and the Business in existence on the Closing Date transferred to Purchaser hereunder and (ii) coming into existence after the Closing Date which relate to the Transferred Assets and the Business prior to or on the Closing Date, for the period not to exceed the applicable statute of limitations for such Taxes. Such access shall include without limitation access to any computerized information retrieval systems relating to the Transferred Assets or the Business.

(d)               At Purchaser's option, the Sellers and RMST shall join with Purchaser in making a timely election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign Law) with respect to the purchase and sale of the stock of RMST hereunder (collectively, a “Section 338(h)(10) Election”). Purchaser and Sellers shall comply fully with all filing and other requirements necessary to effectuate the Section 338(h)(10) Election on a timely basis and agree to cooperate in good faith with each other in the preparation and timely filing of any Tax Returns required to be filed in connection with the making of the Section 338(h)(10) Election, including the exchange of information and the joint preparation and filing of IRS Form 8023 and IRS Form 8883 (and all supplements thereto).

5.11          Name Change. Neither Sellers nor any of their Affiliates shall use, license or permit any third party to use, or file any motion to change the caption of the Bankruptcy Cases to, any name, slogan, logo or Trademark which is similar or confusingly or deceptively similar to any of the names or Trademarks included in the Seller Intellectual Property or included in the Transferred Assets, and within thirty (30) days following the Closing Date, each Seller shall (a) change its corporate name to a name which (i) does not use any name, slogan, logo or Trademark that is included in the Seller Intellectual Property or included in the Transferred Assets or any other name that references or reflects any of the foregoing in any manner whatsoever or is similar or confusingly or deceptively similar thereto, (ii) is otherwise substantially dissimilar to its present name and (iii) is approved in writing by Purchaser and (b) use its reasonable best efforts to change the caption of the Bankruptcy Cases to names that are not similar to any of the foregoing names.

5.12          Competing Transactions.

(a)                Sellers and RMST agree that (i) between the date of this Agreement and the date the Bidding Procedures Order is entered by the Bankruptcy Court and (ii) from and after the date that the auction is declared closed by Sellers and RMST, Sellers and RMST will not, and will not permit their Affiliates or their respective Representatives to, directly or indirectly, (A) initiate contact with, or solicit or encourage submission of any inquiries, proposals or offers by, any Person with respect to a Competing Transaction or otherwise facilitate any effort or attempt to make a proposal or offer with respect to a Competing Transaction or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Competing Transaction; provided, however, that with respect to Section 5.12(a)(i) above, third parties may continue to conduct due diligence and Sellers and RMST shall be permitted to provide access to their online data room and negotiate customary confidentiality agreements with other interested buyers for purposes of being competing bidders for the Transferred Assets. Until the entry of the Bidding Procedures Order, Sellers and RMST shall promptly (and, in any event, within forty-eight (48) hours) notify Purchaser if any written proposals or offers with respect to a Competing Transaction, are received by it or any of their Affiliates or its or their respective Representatives indicating, in connection with such notice, the material terms and conditions of any such proposals or offers but not the name of the offeror (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, in each case with the name of such offeror and other identifying details redacted) and thereafter shall keep Purchaser informed, on a current basis, of the status and terms of any such proposals or offers (including any material amendments thereto).

(b)               Other than to the extent expressly permitted by and in accordance with the Bidding Procedures, from and after the date the Bidding Procedures Order is entered by the Bankruptcy Court until the date that the auction is declared closed by Sellers and RMST, Sellers and RMST will not, and will not permit their Affiliates or their respective Representatives to, directly or indirectly, (i) initiate contact with, or solicit or encourage submission of any inquiries, proposals or offers by, any Person with respect to a Competing Transaction or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Competing Transaction. For the avoidance of doubt, Sellers and RMST will not, and will not permit their Affiliates to, pursue or agree to any Competing Transaction other than as expressly permitted by and in accordance with the Bidding Procedures.

5.13          Release Effective upon the Closing, Sellers, on behalf of themselves and their respective past, present and future subsidiaries, parents, divisions, Affiliates, agents, representatives, attorneys, successors and assigns, all solely in their capacities as such (collectively, the “Seller Releasing Parties”), hereby release, remise, acquit and forever discharge (i) the Purchaser and its past, present and future subsidiaries, parents, divisions, Affiliates, agents, representatives, attorneys, successors and assigns, and each of its and their respective directors, managers, officers, employees, shareholders, members, agents, representatives, attorneys, contractors, subcontractors, independent contractors, owners and partners, all solely in their capacities as such (collectively, the “Purchaser Released Parties”), from any and all claims, Contracts, demands, causes of action, disputes, controversies, suits, cross-claims, torts, losses, attorneys’ fees and expenses, obligations, agreements, covenants, damages, Liabilities, costs and expenses arising on or prior to the Closing Date, whether known or unknown, whether anticipated or unanticipated, whether claimed or suspected, whether fixed or contingent, whether yet accrued or not, whether damage has resulted or not, whether at law or in equity, whether arising out of agreement or imposed by statute, common law of any kind, nature, or description, including, without limitation as to any of the foregoing, any claim by way of indemnity or contribution, which any Seller Releasing Party has, may have had or may hereafter assert against any Purchaser Released Party related to the Bankruptcy Cases, the Sellers or RMST, the Business or the transactions contemplated hereby and (ii) any claim, right or interest of Sellers or RMST (whether known or unknown, whether anticipated or unanticipated, whether claimed or suspected, whether fixed or contingent, whether yet accrued or not, whether at law or in equity, whether arising out of agreement or imposed by statute, common law of any kind, nature, or description) in the Transferred Assets. In addition, if the Debtors file a chapter 11 plan, such plan shall be consistent with this Agreement in all respects and will include Purchaser releases and exculpation provisions in favor of Purchaser, its Affiliates and Representatives, and other customary related parties to the maximum extent permitted by law. For the avoidance of doubt, nothing in this Section 5.13 shall constitute a release of any of the Purchaser Released Parties’ obligations under this Agreement or the Ancillary Agreements.

5.14          Cooperation. Each of the Parties shall cooperate with each other, and shall use their reasonable best efforts to cause their respective Representatives to cooperate with each other, to provide an orderly transition of the Transferred Assets and Assumed Liabilities from Sellers to Purchaser and to minimize the disruption to the Business resulting from the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, to the extent requested in writing by Purchaser, the Sellers shall cause the Non-Seller Subsidiaries to take all actions to transfer their right, title and interest in any of their tangible and intangible assets, properties and rights and claims to the applicable Seller so that such assets, properties and right and claims become Transferred Assets.

5.15          Further Assurances.

(a)                In case at any time from and after the Closing any further action is necessary or reasonably required to carry out the purposes of this Agreement, subject to the terms and conditions of this Agreement and the terms and conditions of the Approval Order or Admiralty Court Order, at any Party’s request and sole cost and expense, each Party shall take such further action, including the execution and delivery to any other Party of such other reasonable instruments of sale, transfer, conveyance, assignment, assumption and confirmation and providing materials and information, as another Party may reasonably request as shall be necessary to transfer, convey and assign to Purchaser all of the Transferred Assets, RMST Assets and Assumed Liabilities and to confirm and effect Sellers’ retention of the Excluded Assets and Excluded Liabilities.

(b)               If any Seller or any of their respective Subsidiaries following the Closing shall have in its possession any Transferred Asset or RMST Asset, such party shall promptly deliver or cause to be delivered such Transferred Asset or RMST Asset or right to Purchaser.  If Purchaser or any of its Subsidiaries following the Closing shall have in its possession any Excluded Assets, Purchaser shall or shall cause its applicable Subsidiary to promptly deliver such Excluded Asset to Sellers.

(c)                If any Seller, Purchaser or any of their respective Subsidiaries, from time to time, identifies any Assumed Liability that was not transferred to Purchaser, or any Excluded Liability that was transferred to Purchaser, Sellers and Purchaser shall use their reasonable best efforts to transfer those Liabilities to the correct party as promptly as reasonably practicable after Closing.

5.16          Title Insurance Policy; Survey.

(a)                If, in connection with its purchase of the Transferred Assets (including any financing thereof), Purchaser elects to obtain, or its financing sources require, a policy(ies) of title insurance covering all or any portion of the Real Property, as well as any endorsements thereto that Purchaser may elect or be required to obtain (the “Title Insurance Policy”), Sellers and RMST agree to execute owner’s affidavits and, with respect to sites where the Title Company has agreed to rely on existing, recent ALTA or equivalent surveys obtained by Seller or RMST prior to the date of this Agreement, rather than new ALTA or equivalent surveys obtained by Purchaser pursuant to Section 5.16(b) below, survey affidavits as may be reasonably required by the Title Company and provide such other customary documents or information as may be reasonably requested by the Title Company, in each case, to issue the Title Insurance Policy.

(b)               Prior to the Closing Date, Sellers, RMST and their respective Affiliates shall cooperate reasonably with Purchaser and its Representatives, including by providing reasonable access to the Real Property, in connection with Purchaser’s efforts to procure an ALTA survey of each parcel of Real Property prepared by a surveyor licensed in the jurisdiction in which the relevant Real Property is located.

5.17          RMST Matters.

(a)                Prior to the Closing, Sellers and their Affiliates shall, effective upon, and subject to, the consummation of the Closing, terminate and cancel all RMST Intercompany Arrangements listed on Section 5.17(a) of the Seller Disclosure Letter, which such Section of the Seller Disclosure Letter Purchaser has a right to supplement, amend or modify following the date hereof and prior to the sale hearing in the Bankruptcy Cases in its sole discretion.

(b)               As promptly as practicable after the date hereof and in any event prior to the Bidding Procedures hearing, Sellers and RMST will file and prosecute objections to wrong debtor claims filed against RMST in the RMST Bankruptcy Case or claims otherwise subject to disallowance under applicable law.

5.18          DinoKing Proceedings.

(a)                Sellers are required to transfer, assign, convey and deliver all Transferred Assets of DinoKing free and clear of all Liens and Claims, other than the Assumed DinoKing Liabilities.

(b)               Sellers shall serve copies of the Sale Notice on all of DinoKing’s known creditors, regulatory authorities and other parties in interest that could assert Liens or Claims against the Transferred Assets, in accordance with Bankruptcy Rules 2002, 6004, and 9014 (as if DinoKing were a debtor in the Bankruptcy Cases).

(c)                If Sellers are unable to comply with the requirements of Section 5.18(a) by July 6, 2018, then Sellers shall, by not later than three Business Days before the Bankruptcy Court hearing to consider approval of the Bidding Procedures, commence, or cause DinoKing to commence, one or more insolvency proceedings (a “DinoKing Insolvency Proceeding”) unless Purchaser waives this requirement in writing.

(d)               If (x) a DinoKing Insolvency Proceeding is commenced pursuant to Section 5.18(c) and (y) (A) this Agreement is terminated or (B) the Closing occurs, then Purchaser shall be liable for the actual reasonable, documented legal fees and expenses incurred in connection with preparing, filing and administering such DinoKing Insolvency Proceeding, up to a maximum of USD$150,000 (“DinoKing Insolvency Proceeding Cost”), which shall be paid to Sellers, in the case of a termination in clause (y)(A), one (1) Business Day following such termination or, in the case the Closing occurs, at the Closing.

5.19          DinoKing Liabilities and Tax Matters.

(a)                Sellers shall deliver to Purchaser at least five Business Days prior to Closing a true, correct and complete list of the Assumed DinoKing Liabilities.

(b)               Sellers shall deliver to Purchaser, at least five Business Days in advance of Closing, a certificate issued by the Ministry of Finance of British Columbia pursuant to section 187 of the Provincial Sales Tax Act (British Columbia) which indicates that DinoKing has paid all Taxes collectable or payable under the Provincial Sales Tax Act (British Columbia) up to and including the Closing Date or has entered into an arrangement satisfactory to such Minister for the payment of such Taxes.

5.20          AEG Notice. As promptly as reasonably practicable following the date hereof and in any event no later than five Business Days after the date hereof, Sellers shall provide notice of the Approval Motion to Anschutz Entertainment Group.

Article VI

Conditions to Closing

6.1              Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)                No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits or makes illegal the consummation of transactions contemplated hereby.

(b)               All waiting periods (and any extensions thereof) applicable to the transactions contemplated hereby under any Antitrust Law shall have been terminated or shall have expired, and all necessary approvals required under any Antitrust Law shall have been obtained.

6.2              Conditions to Sellers’ Obligations. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)                The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a different date or time, in which case such representation and warranty shall have been true and correct as of such different date or time).

(b)               Purchaser shall have performed in all respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)                Purchaser shall have delivered to the Sellers a certificate signed on behalf of Purchaser by a senior executive officer of Purchaser and dated as of the Closing Date to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d)               All of the deliverables required pursuant to Section 2.2(b) shall have been satisfied.

6.3              Conditions to Purchaser’s Obligations. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)                The representations and warranties of the Sellers and RMST set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Seller Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a different date or time, in which case such representation and warranty shall have been true and correct as of such different date or time).

(b)               The Sellers and RMST shall have performed in all respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c)                All consents, approvals and other authorizations of any Governmental Entity required to consummate the transactions contemplated by this Agreement shall have been obtained.

(d)               Each Seller shall have delivered to Purchaser a certificate signed on behalf of each such Seller by a senior executive officer of such Seller and dated as of the Closing Date to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(i) have been satisfied.

(e)                The terms of the Luxor Lease shall not have been terminated, shall have been renegotiated on terms satisfactory to Purchaser (in its sole discretion) and shall be in full force and effect.

(f)                Upon and simultaneously with the Closing, all outstanding Liabilities pursuant to the DIP Agreement shall have been paid and satisfied in full.

(g)               (i) (A) The Bankruptcy Court shall have entered the Bankruptcy Court Orders in form and substance satisfactory to the Purchaser (in its sole discretion) and (B) no order staying or reversing or modifying or amending, in a manner which is adverse to the Purchaser, the Bankruptcy Court Orders shall be in effect on the Closing Date; and (ii) the Bankruptcy Court Orders, as entered by the Bankruptcy Court, shall not modify the terms and conditions of this Agreement or the transactions contemplated hereby in such a manner as to result in a diminution in the benefits of this Agreement to the Purchaser.

(h)               (i) (A) The Admiralty Court shall have entered the Admiralty Court Order in form and substance satisfactory to Purchaser (in its sole discretion) and (B) no order staying or reversing or modifying or amending, in a manner which is adverse to the Purchaser, the Admiralty Court Order shall be in effect on the Closing Date; (ii) the Admiralty Court Order, as entered by the Admiralty Court, shall not modify the terms and conditions of this Agreement or the transactions contemplated hereby in such manner as to result in a diminution in the benefits of this Agreement to Purchaser and (iii) no Person shall have appealed the Admiralty Court Order within sixty (60) days of the Admiralty Court Order Entry Date.

(i)                 There shall not have occurred a Seller Material Adverse Effect.

(j)                 All consents, waivers, authorizations and approvals from and all notices to, any third Person under the Contracts listed on Section 6.3(j) of the Seller Disclosure Letter shall have been obtained or made and shall be in full force and effect.

(k)               All of the deliverables required pursuant to Section 2.2(a) shall have been satisfied.

Article VII

Termination

7.1              Termination by Mutual Consent. This Agreement may be terminated and the purchase and sale of the Transferred Assets and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Closing by mutual written consent of the Sellers and Purchaser.

7.2              Termination by Either Purchaser or the Sellers. This Agreement may be terminated and the purchase and sale of the Transferred Assets and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Closing by either Purchaser or the Sellers by written notice to the other Party, if any Law permanently restraining, enjoining or otherwise prohibiting consummation of the purchase and sale of the Transferred Assets (or a material portion thereof) or the other transactions contemplated hereunder shall be in effect; provided that the right to terminate this Agreement pursuant to this Section 7.2 shall not be available to any Party whose breach of any representation, warranty, covenant or agreement under this Agreement shall have resulted in such Law being in effect.

7.3              Termination by the Sellers. This Agreement may be terminated and the purchase and sale of the Transferred Assets and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Closing by the Sellers by written notice to Purchaser:

(a)                if Sellers accept a Qualified Bid as the Prevailing Bid (each as defined in the Bidding Procedures) from a Person other than Purchaser, so long as Sellers and RMST have complied with the Bidding Procedures and Section 5.12; or

(b)               if there has been a breach of or inaccuracy in any representation or warranty made by Purchaser in this Agreement or Purchaser has failed to perform any of its covenants or agreements in this Agreement, which breach, inaccuracy or failure to perform (i) gives rise to a failure of the conditions set forth in Section 6.2(a) or 6.2(b) to be satisfied and (ii) (A) is not capable of being cured by the Outside Date or (B) if capable of being cured by the Outside Date, is not cured by the earlier of the Outside Date and fifteen (15) calendar days following delivery by any of the Sellers of written notice to Purchaser of such breach; provided that the Sellers shall not have the right to terminate this Agreement pursuant to this Section 7.3(b) if any of the Sellers or RMST is then in breach of this Agreement so as to cause any of the conditions set forth in Article VI not to be capable of being satisfied.

7.4              Termination by Purchaser. This Agreement may be terminated and the purchase and sale of the Transferred Assets and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Closing by Purchaser by written notice to Sellers if:

(a)                there has been a breach of or inaccuracy in any representation or warranty made by the Sellers or RMST in this Agreement or any of the Sellers or RMST has failed to perform any of its covenants or agreements in this Agreement, which breach, inaccuracy or failure to perform (i) gives rise to a failure of the conditions set forth in Section 6.3(a) or 6.3(b) to be satisfied and (ii) (A) is not capable of being cured by the Outside Date or (B) if capable of being cured by the Outside Date, is not cured by the earlier of the Outside Date and fifteen (15) calendar days following Purchaser’s delivery of written notice to the Sellers of such breach; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.4(a) if Purchaser is then in breach of this Agreement so as to cause any of the conditions set forth in Article VI not to be capable of being satisfied;

(b)               (i) the Approval Motion has not been filed with the Bankruptcy Court prior to 9:00 p.m. (Eastern Time) on the Business Day following the Execution Date, (ii) the Bankruptcy Court has not approved and entered the Bidding Procedures Order prior to 9:00 p.m. (Eastern Time) on July 20, 2018, (iii) the Bankruptcy Court has not approved and entered the Approval Order prior to 9:00 p.m. (Eastern Time) on August 15, 2018, (iv) the Admiralty Court has not approved and entered the Admiralty Court Order prior to 9:00 p.m. (Eastern Time) on September 7, 2018, (v) following entry of the Approval Order, the Admiralty Court Order or the Bidding Procedures Order, any of the Approval Order, Admiralty Court Order or the Bidding Procedures Order is stayed, reversed, modified, vacated or amended in any material respect without the prior written consent of Purchaser (such consent not to be unreasonably withheld), and such stay, reversal, modification, vacation or amendment is not eliminated within fourteen (14) days of any such stay, reversal, modification, vacation or amendment; or (vi) a Person shall have appealed the Admiralty Court Order within sixty (60) days of the Admiralty Court Order Entry Date;

(c)                (i) the Sellers accept a Qualified Bid as the Prevailing Bid (each as defined in the Bidding Procedures) from a Person other than Purchaser or (ii) the Sellers enter into a definitive agreement relating to a Competing Transaction (as defined in the Bidding Procedures) with another Person (other than Purchaser) and the Bankruptcy Court enters an order approving such definitive agreement;

(d)               one or more of the Bankruptcy Cases are dismissed by the Bankruptcy Court or converted into a case under Chapter 7 of the Bankruptcy Code;

(e)                a Chapter 11 trustee or examiner under the Bankruptcy Code with expanded powers is appointed for one or more of the Debtor Sellers or RMST;

(f)                the Bankruptcy Court approves a disclosure statement with respect to a Chapter 11 plan filed by any Person other than the Debtor Sellers or RMST, provided, however, that if the Bankruptcy Court sua sponte issues an order conditionally approving any such disclosure statement (a “Conditional Approval Order”), Purchaser will not have the right to terminate this Agreement under this section 7.4(f) as long as (a) the Debtors move, within one Business Day of the entry of a Conditional Approval Order, to vacate such Conditional Approval Order, and (b) the Bankruptcy Court vacates such Conditional Approval Order within 14 days of its entry;

(g)               any of the Sellers or RMST file a Chapter 11 plan without the consent of the Purchaser;

(h)               the DIP Agreement matures or is in default unless otherwise extended or waived by the DIP Lender;

(i)                the Luxor Lease is terminated or expires or is modified or amended without Purchaser’s consent;

(j)                the Closing shall not have occurred on or prior to the date that is seventy (70) calendar days after the Admiralty Court Order Entry Date (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.4(j) shall not be available to Purchaser if Purchaser’s breach of any representation, warranty, covenant or agreement under this Agreement shall have caused the failure of the Closing to have occurred by the Outside Date; or

(k)               Sellers fail to comply with Section 5.18 in any respect.

7.5              Effect of Termination.

(a)               In the event of the termination of this Agreement by either the Sellers or Purchaser pursuant to this Article VII, this Agreement shall become null and void and there shall be no Liability to any Person on the part of any Party (or any Seller Related Party or Purchaser Related Party), except (i) this Section 7.5 and Article VIII shall survive such termination in accordance with their terms and conditions, and (ii) no such termination shall relieve Sellers or RMST from Liability for damages to Purchaser resulting from any Seller’s or RMST’s willful and material breach of any of its covenants or agreements set forth in this Agreement. For purposes of this Section 7.5, “willful and material breach” means a material breach of (or material failure to perform under) this Agreement that is the consequence of an act or omission by a Seller or RMST with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

(b)               In the event that this Agreement is terminated:

(i)                 by (A) Purchaser pursuant to Section 7.4(a), Section 7.4(b), Section 7.4(d), Section 7.4(e), Section 7.4(f), Section 7.4(g), Section 7.4(h), Section 7.4(i), Section 7.4(j) or Section 7.4(k), then in any such case the Expense Reimbursement shall immediately become earned and due from Sellers and RMST to Purchaser and the Expense Reimbursement together with the Good Faith Deposit and interest thereon shall be paid by wire transfer of immediately available funds to an account designated by Purchaser within one (1) Business Day of any such termination.

(ii)               by (A) Sellers pursuant to Section 7.3(a) or (B) Purchaser pursuant to Section 7.4(c), then in either of such cases, (y) an amount equal to the greater of $500,000 or three percent (3%) of the Purchase Price (the “Break-Up Fee”) and the Expense Reimbursement shall become earned and due from Sellers and RMST to Purchaser, which such Break-Up Fee and Expense Reimbursement may be paid from the proceeds of such Competing Transaction, provided, however, that the total amount of the Break-Up Fee and Expense Reimbursement shall be limited to $1,000,000, and (z) the Good Faith Deposit and interest thereon shall be paid by wire transfer of immediately available funds to an account designated by Purchaser within one (1) Business Day of any such termination; and

(iii)             by the Sellers pursuant to Section 7.3(b), then the Good Faith Deposit and interest earned thereon shall be retained by the Sellers and RMST for their own account as their sole and exclusive remedy against the Purchaser.

(c)                In the event that the Break-Up Fee and Expense Reimbursement are earned by Purchaser pursuant to Section 7.5(b)(ii), the Prevailing Bidder (as defined in the Bidding Procedures) shall pay the Break-Up Fee and Expense Reimbursement directly to Purchaser by wire transfer of immediately available funds to an account specified by Purchaser at the closing of such Competing Transaction. If for any reason such Prevailing Bidder fails to pay the Break-Up Fee and Expense Reimbursement directly to Purchaser, Sellers and RMST are authorized and directed to pay the Break-Up Fee and Expense Reimbursement to Purchaser from the gross cash proceeds of such Competing Transaction without further order of the Bankruptcy Court. In the event the definitive agreement for any such Competing Transaction is terminated, the Break-Up Fee and Expense Reimbursement shall be paid by Sellers and RMST to Purchaser by wire transfer of immediately available funds to an account designated by Purchaser within one (1) Business Day of any such termination.

(d)               The Parties acknowledge and agree that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, in the event that the Purchaser or any Seller, as the case may be, is required to commence litigation to seek all or a portion of the amounts payable to such Party under this Section 7.5, and it prevails in such litigation, it shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 7.5, all reasonable expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder, together with interest on such amount or portion thereof at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made through the payment was actually received.

(e)                Notwithstanding anything to the contrary in this Agreement, if Purchaser shall default under or breach any of its obligations in this Agreement, the Good Faith Deposit (together with interest earned thereon) shall constitute the Sellers’ and RMST’s full and complete liquidated damages and sole and exclusive remedy available to Sellers and RMST and their Affiliates against Purchaser and its Affiliates with respect to this Agreement and the termination hereof and the transactions contemplated hereunder.

Article VIII

Miscellaneous and General

8.1              Survival. None of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Closing, except for any covenant or agreement contained herein to the extent its terms apply or are to be performed after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms and conditions.

8.2              Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Closing, the Sellers and Purchaser may modify or amend this Agreement, solely by a written agreement executed and delivered by duly authorized officers of the respective Parties.

8.3              Waiver. At any time prior to the Closing, the Sellers or Purchaser may, subject to applicable Law: (a) waive any inaccuracies in the representations and warranties of any other Party; (b) extend the time for the performance of any of the obligations or acts of any other Party; or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in the Agreement, waive any of such Party’s conditions. Notwithstanding the foregoing, no failure or delay by the Sellers or Purchaser in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

8.4              Notices. All notices, requests, instructions or other documents to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, email or overnight courier:

If to Purchaser:

Premier Acquisition Holdings LLC

777 Third Avenue Suite 19A

New York, NY 10017

Attention: Gilbert Li
Email: gli@altafundamental.com
Fax: 212-319-1778

Unit 1401, 14th Floor, The Chinese Bank Building,

61-65 Des Voeux Road, Central Hong Kong
Attention: Giovanni Wong

Email: wongg@pacbridgepartners.com

9 West 57th Street, 37th Floor

NY, NY 10019

Attention: Joe Glatt

with a copy to:

Greenberg Traurig, P.A.
401 East Las Olas Blvd., Suite 2000
Fort Lauderdale, Florida 33301
Attention: Scott M. Grossman, Esq.
Email: grossmansm@gtlaw.com
Fax: 954-765-1477

and a copy to:

Bracewell LLP

1251 Avenue of the Americas, 49th Floor

New York, New York 10020

Attention: Jennifer Feldsher, Esq.

Elena Rubinov, Esq.

Email: jennifer.feldsher@bracewell.com

elena.rubinov@bracewell.com

Fax: 212-938-3837

If to the Sellers:

Premier Exhibitions, Inc.

3045 Kingston Court, Suite I

Peachtree Corners, Georgia 30071
Attention: Daoping Bao

Email: daoping@prxi.com

with a copy to:

Troutman Sanders, LLP
600 Peachtree Street, NE Suite 3000

Atlanta, Georgia 30308

Attention: Harris B. Winsberg, Esq.

Email: harris.winsberg@troutmansanders.com

Fax: 404-885-3900

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission, if sent by email (provided that if given by email such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

8.5              Definitions. For purposes of this Agreement the following terms shall have the following meanings:

“Admiralty Court” means the United States District Court for the Eastern District of Virginia, in Case No. 2:93-cv-902.

“Admiralty Court Order” means an Order entered by the Admiralty Court approving the transactions contemplated by this Agreement.

“Admiralty Court Order Entry Date” means the date on which the Admiralty Court enters the Admiralty Court Order.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise;

“Alta” means Alta Fundamental Advisers LLC and any of its Affiliates.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Apollo” means Apollo Global Management, LLC.

“Ancillary Agreements” means the Deeds, Bill of Sale, the Assignment and Assumption Agreement, the stock power(s) transferring the RMST Shares, the Intellectual Property Assignment Agreement, the Real Property Lease Assignment, the Escrow Agreement, the FIRPTA Certificate and any other instrument, certificate, document or agreement necessary or required to transfer the Transferred Assets pursuant to this Agreement.

“Artifacts and Exhibitry” means (i) the artifacts recovered from the RMS Titanic, along with the photos, videos, digital archives, sonar maps and other tangible and intangible property related thereto together with the exclusive salvage rights to recover additional artifacts from the RMS Titanic, and (ii) furniture, exhibitry, artifacts, specimens, skeletons, costumes, displays, models, and any fixtures and improvements thereof, including all tangible and intangible property related to, useful or necessary for “Titanic: The Artifact Exhibition ”, “Bodies: The Exhibition & Bodies Revealed”, “Dinosaurs Unearthed, Extreme Dinosaurs & Dinosaurs Alive”, “The Discovery of King Tut”, “SNL (Saturday Night Live): The Exhibition”, “Xtreme Bugs!”, and “Creatures of the Deep”.

“Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law or executive order to be closed in New York City.

“Cash Budget” means the “Budget” as defined in and under the DIP Financing, a copy of which initial Budget is attached to the DIP Order.

“Claim” means a claim as defined in Section 101 of the Bankruptcy Code.

“Closing Date Current Assets” means the Current Assets calculated as of 12:01 a.m. on the Closing Date.

“Contract” means any binding lease, commitment, note, bond, mortgage, indenture, loan, contract or other agreement.

“Cure Costs” means the Liabilities and obligations of the Sellers that must be paid or otherwise satisfied to cure all of the Sellers’ defaults, if any, under the Assumed Contracts and Assumed Real Property Leases necessary for the assumption thereof and assignment to Purchaser as provided herein and in the Approval Order.

“Current Assets” means (i) trade accounts or notes receivable, (ii) unbilled revenue receivables, (iii) accrued receivables, (iv) credit card receivables, (v) travel and other advances receivables, (vi) deferred contract costs and install costs in progress, (vii) prepaid insurance, excluding director and officer insurance, (viii) prepaid license fees, (ix) prepaid expenses – G&A, (x) prepaid expenses – other, and (xi) security and other deposits, of Sellers and RMST of a particular date; provided that Current Assets shall not include any of the foregoing or any cash deposits received by Sellers or RMST to the extent arising out of or resulting from any Contract entered into or amendment or renewal of any existing Contract by Sellers, RMST or any of their Affiliates after the date hereof if the Sellers, RMST or any of their Affiliates have not commenced performance of such Contract prior to the Closing Date; and provided further that Current Assets shall exclude the $375,000 account receivable of Sellers as it relates to the third city under the Exhibition Agreement between PEM and JVS Group dated October 28, 2016.

“Deed” means, with respect to each parcel of Owned Real Property, the instrument of conveyance customary to the applicable jurisdiction to be executed by the appropriate Sellers, RMST or their relevant Affiliate at the Closing in order to convey to Purchaser such entity’s interest in such parcel of Owned Real Property, free and clear of all Liens other than Permitted Liens, in form sufficient for recording in the appropriate real property records and substantially in the form to be mutually agreed by the Parties.

“DIP Agreement” means that certain Senior Secured Debtor-In-Possession Loan Agreement dated as of May 18, 2017, (including all exhibits and schedules attached thereto (including any budget)) entered into between the Debtor Sellers, RMST and the DIP Lender.

“DIP Financing Order” means the final order entered by the Bankruptcy Court on July 12, 2017 approving the DIP Agreement.

“DIP Lender” means Bay Point Capital Partners, LP.

“Equipment and Machinery” means (i) all items of tangible property, including equipment, machinery, furniture, computers, fixtures and improvements, spare parts, supplies and vehicles (other than Artifacts and Exhibitry) owned or leased by the Sellers, and (ii) any rights of the Sellers to the warranties (to the extent assignable) and licenses received from manufacturers and the sellers of the aforesaid items.

“Escrow Agent” means SunTrust Bank.

“Escrow Agreement” means the Escrow Agreement by and among the Escrow Agent, the Sellers, RMST and the Purchaser, substantially in the form attached hereto as Exhibit G, to be executed within three (3) Business Days of the execution of this Agreement.

“Excluded Liabilities” means all Liabilities of the Sellers and their Affiliates other than the Assumed Liabilities.

“Expense Reimbursement” means the amount equal to the aggregate documented, actual, out-of-pocket costs and expenses (including, without limitation, expenses of outside legal counsel and other outside consultants and legal expenses related to the transactions contemplated hereby, preparing and negotiating this Agreement and documents related hereto, and investigating Sellers, RMST or the Transferred Assets) incurred by Purchaser in connection with its due diligence investigation of Sellers and RMST and the negotiation and execution of this Agreement and the transactions contemplated hereby.

“Feng” means Lange Feng.

“Final Order” means an order entered by the Bankruptcy Court or the Admiralty Court, the implementation, operation, or effect of which has not been stayed and as to which order (or any revision, modification, or amendment thereof) the time to appeal or seek review or rehearing or writ of certiorari has expired and as to which no appeal or petition for review or rehearing or certiorari has been taken and is pending; provided that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause such order not to be a Final Order.

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

“Indebtedness” means with respect to any Person, all Liabilities, indebtedness, or obligations of any kind or nature, contingent or otherwise, related to (i) indebtedness for borrowed money or for the deferred purchase price of property or services; (ii) any other indebtedness that is evidenced by a note, bond, debenture, letter of credit or similar instrument or facility; (iii) obligations under financing and operating leases or capital leases; (iv) all conditional sale obligations and all obligations under any title retention agreement; (v) all obligations under any currency, interest rate or other hedge agreement or any other hedging arrangement; (vi) all indebtedness referred to in clauses (i) through (v) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and Contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness; (vii) all accrued interest, prepayment premiums, penalties and other amounts related to any of the foregoing; and (viii) all accrued and unpaid Taxes.

“Intellectual Property” means all (A) trademarks, service marks, trade names, trade dress, and other indicia of source or origin (including common law trademarks), any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (B) patents (including utility and design patents) and the applications for the same, including any divisions, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions and extensions thereof (collectively, “Patents”); (C) trade secrets, know-how, inventions and other proprietary confidential information; (D) copyrights, including copyrights in all published and unpublished works of authorship, rights in software and any registrations and applications, and renewals, extensions, restorations and reversions thereof together with all translations, adaptations, derivations, and combinations thereof, and any such material assigned from any third party (“Copyrights”); and (E) Internet domain names (including all sub-domain names and extensions thereof and thereto) and social media accounts (including related usernames and other social identifiers) ( collectively, “Domain Names and Social Media Accounts”).

“Inventory” means all inventory (including raw materials, products-in-process, and finished products) owned by any of the Sellers, whether in transit to or from the Sellers, and whether in the Sellers’ warehouse and distribution facilities or held by a third party.

“Laws” means any federal, state, provincial, territorial, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.

“Lien” means any mortgage, deed of trust, hypothecation, contractual restriction, pledge, lien, encumbrance, interest, charge, security interest, put, call, other option, right of first refusal, right of first offer, servitude, right of way, easement, conditional sale or installment Contract, finance lease involving substantially the same effect, security agreement or other encumbrance or restriction on the use, transfer or ownership of any property of any type, including real property, tangible property and intangible property and including any “Lien” as defined in the Bankruptcy Code.

“Liability” means any liability, debt, claim, demand, loss, commitment, damage, deficiency, Tax, obligation or action of any kind, character or description, whether asserted or notasserted, disputed or undisputed, known or unknown, joint or several, fixed or unfixed, liquidated or unliquidated, secured or unsecured, accrued or unaccrued, absolute, contingent, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto, including all costs and expenses related thereto.

“Luxor Lease” means the lease at the Luxor Hotel in Las Vegas, Nevada, by and between Ramparts, LLC and Premier, dated as of March 12, 2008, as amended.

“PacBridge” means PacBridge Capital Partners (HK) Ltd.

“PacBridge Parties” means PacBridge together with the Secured Creditors.

“Party” means Purchaser, Sellers and RMST.

“Permitted Liens” means (i) statutory Liens for Taxes, special assessments or other governmental or quasi-governmental charges not yet due and payable, (ii) landlords’, warehousemens’, mechanics’, materialmens’, repairmans’, carriers’ or similar Liens that relate to obligations not due and payable and arise in the ordinary course of business and which are not material, (iii) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security regulations, (iv) zoning, building, entitlement and other land use regulations promulgated by Governmental Entities that do not interfere with the use of real property, and (v) easements, rights of way and other imperfections of title or encumbrances that do not interfere with the present use of, or detract from the value of, the property related thereto.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personally Identifiable Information” means information that alone or in combination with other information held by any Seller or their respective Subsidiaries can be used to specifically identify an individual Person and any individually identifiable health information, including any of the following information that specifically identifies any employee, independent contractor, individual consumer or other third party who has provided such information to a Seller or RMST in connection with the conduct of the Business: (a) addresses, telephone numbers, health information, drivers’ license numbers, and government issued identification; and (b) any nonpublic personally identifiable financial information, such as information relating to a relationship between an individual Person and a financial institution, and/or related to a financial transaction by such individual Person with a financial institution.

“Petition Date” means June 14, 2016, the date on which the Debtors commenced the Bankruptcy Case.

“Purchase Price” means $17,500,000, as adjusted pursuant to Section 2.3(a)(ii) or 2.3(a)(iii) and Section 2.4.

“Purchaser Related Party” means Purchaser and any of its former, current and future Affiliates, officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns or any former, current and future Affiliate, officer, director, manager, employee, shareholder, equityholder, member, manager, partner, agent, representative, successor or assign of any of the foregoing.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives.

“Revised Covenants and Conditions” means the Revised Covenants and Conditions set forth in Exhibit A to the August 12, 2010 Opinion of the Admiralty Court.

“RMST Assets” means the tangible and intangible assets, properties, rights and claims of RMST.

“RMST Bankruptcy Case” means In re RMS Titanic, Inc., Case No. 3:16-bk-2230-PMG (Bankr. M.D. Fla.) chapter 11 case.

“Secured Creditors” means collectively, Zou, Zhang and Feng.

“Seller Employee” means any officer or employee of any Seller or RMST.

“Seller Intellectual Property” means all Intellectual Property (a) owned by or licensed to the Sellers or (b) included in the Transferred Assets.

“Seller and RMST Intellectual Property” means all Intellectual Property (a) owned by or licensed to the Sellers or RMST or (b) included in the Transferred Assets.

“Seller Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on (i) the financial condition, assets or continuing results of operations of the Business or Transferred Assets or (ii) the ability of the Sellers to consummate the transactions contemplated by this Agreement; provided, however, that no change, event, state of facts or development resulting from any of the following shall be deemed to be or taken into account in determining whether there has been or will be, a “Seller Material Adverse Effect”: (a) the entry into or the announcement of this Agreement or the transactions contemplated hereby solely to the extent resulting from the identity of Purchaser, (b) any change, event or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, or any changes therein, in the United States or other countries in which the Sellers and RMST conduct operations or any change, event or development generally affecting the industries in which the Sellers and RMST operate, (c) the suspension of trading in securities generally on any securities exchanges, (d) any change in any applicable Law or GAAP, (e) the failure of the Sellers and RMST to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results (provided, however, that the exception in this clause (e) shall not prevent the underlying facts giving rise or contributing to such failure from being taken into account in determining whether a Seller Material Adverse Effect has occurred); (f) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, (g) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity or (h) the filing of the Bankruptcy Case, including its effect on Sellers’ and RMST’s relationships with its customers, suppliers and employees; provided, that with respect to clauses (b), (c), (d), (f), and (g), such changes, events, state of facts or developments shall be taken into account to the extent they disproportionately adversely affect the Sellers and RMST, taken as a whole, or the Business compared to other companies operating in the same industries in which the Sellers and RMST operate. A “Seller Material Adverse Effect” shall be deemed to have occurred if the Luxor Lease is terminated or the Luxor Lease is not renewed on terms and conditions satisfactory to Purchaser in its sole discretion.

“Seller Related Party” means the Sellers and any of their respective former, current and future Affiliates, officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns or any former, current and future Affiliate, officer, director, manager, employee, shareholder, equityholder, member, manager, partner, agent, representative, successor or assign of any of the foregoing.

“Sellers’ Knowledge” means the actual or constructive knowledge (after due inquiry) of those persons set forth in Section 8.5(b) of the Seller Disclosure Letter.

“Subsidiary” of any Person means another Person at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of the Subsidiaries of such first Person or of which such first Person and/or one of Subsidiaries of such first Person serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

“Target Current Assets” means US$2,461,000.

“Tax” means (i) any federal, state, provincial, local or foreign tax, assessment, fee, levy or other charge of any kind whatsoever whether or not disputed (including, without limitation, any income, franchise, branch profits, gross receipts, license, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital stock, profits, unemployment, disability, registration, value added, alternative or add-on minimum, estimated, capital, capital gains, value-added, sales, goods and services, harmonized sales, use, real property, personal property transfer, payroll, contributions, social security (or similar, including FICA), unclaimed property, escheat or withholding tax), (ii) any fine, penalty, interest, or addition to any items described in clause (i), whether or not disputed and (iii) any Liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee or successor Liability, operation of Law or otherwise, whether or not disputed.

“Tax Return” means all returns and reports (including elections, statements, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes (including amendments or attachments thereto).

“Title Company” means First American Title Insurance Company (Attn: Larry Cantor and Jeff Carusone) or such other title insurance company selected by Purchaser.

“Zhang” means Jihe Zhang.

“Zou” means Haiping Zou.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Adjustment Excess Amount	2.4(d)
Adjustment Shortfall Amount	2.4(d)
Agreement	Preamble
Allocation Dispute	1.5(a)
Allocation Dispute Notice	1.5(a)
Allocation Resolution Period	1.5(a)
Approval Motion	5.7(a)
Approval Order	5.7(a)(i)
Arbitrator	2.4(b)
Assignment and Assumption Agreement	1.3(b)
Assumed Contracts	1.1(a)(vi)
Assumed Liabilities	1.1(c)
Assumed Real Property Leases	1.1(a)(x)

Bankruptcy and Equity Exception	3.3
Bankruptcy Cases	Recitals
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Bankruptcy Court Orders	5.7(a)(ii)
Benefit Plan	3.11I
Bidding Procedures	5.7(a)(ii)
Bidding Procedures Order	5.7(a)(ii)
Bill of Sale	2.2(a)(i)
Books and Records	5.3(b)(i)
Break-Up Fee	7.5(b)(ii)
Business	Recitals
Closing	2.1
Closing Date	2.1
Code	1.5(a)
Consent Asset	1.3(c)
Conditional Approval Order	7.4(f)
D&O Insurance	5.6(a)
DinoKing Assumed Liabilities	1.1(c)(iv)
DinoKing Insolvency Proceeding Cost	5.18(d)
DinoKing Proceeding	5.18
Disclosure Letters	Introduction to Article IV
Dispute	1.5(b)
Escrow Amount	2.3(b)
Escrow Funds	2.3(b)
Estimated Current Assets	2.3(b)
Estimated Current Asset Statement	2.3(b)
ERISA	3.11(c)
Excluded Assets	1.1(b)
Excluded Contracts	Recitals
Final Allocation Schedule	1.5(a)
Final Current Assets	2.4(c)
Financial Statements	3.5(a)
Good Faith Deposit	1.4(a)
Insurance Policies	5.1(b)(xi)
Interim Period	5.1(a)
Material Contract	3.10
Notice of Objection	2.4(a)
Owned Real Property	3.12(a)
Outside Date	7.4(j)
PacBridge Parties Settlement	5.7(h)
Permits	3.8(b)
Proposed Allocation Schedule	1.5(a)
Purchaser	Preamble
Purchaser Default Termination	1.4(b)(ii)
Purchaser Disclosure Letter	Introduction to Article IV

Real Property	3.12(a)
Real Property Lease Assignments	2.2(a)(iii)
Real Property Leases	3.12(a)
Registered Intellectual Property	3.14(a)
Review Period	2.4(a)
RMST Shares	3.2(b)
RMST Securities	3.2(c)
Section 338(h)(10) Election	5.10(d)
Seller Disclosure Letter	Introduction to Article III
Seller Employees	5.5(b)
Sellers	Preamble
Service Provider	3.11(c)
Title Insurance Policy	5.16(a)
Transferred Employees	5.5(a)

8.6              Entire Agreement. This Agreement (including the Exhibits hereto, the Disclosure Letters and the other documents delivered pursuant hereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersede and cancel all contemporaneous and prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

8.7              Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

8.8              Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void; provided, however, that Purchaser shall be permitted to assign any of its rights hereunder to one or more of its Affiliates (which, for the avoidance of doubt, shall include the right to establish one or more entities which will purchase, acquire and accept the Transferred Assets, assume the Assumed Liabilities and otherwise effect the transactions contemplated hereby) or to any funds or accounts managed by any of its Affiliates, as designated by Purchaser in writing to Sellers; and provided, further, Purchaser shall remain liable for all of its obligations under this Agreement after any such assignment.

8.9              No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

8.10          Interpretation; Construction. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. General words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

8.11          Governing Law and Venue.

(a)                This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York), except to the extent that the Laws of such State are superseded by the Bankruptcy Code or other applicable federal Law.

(b)               To the fullest extent permitted by applicable Law, each of the Parties irrevocably agrees that any action, suit or proceeding arising out of or relating to this Agreement or the purchase and sale of the Business or the other transactions contemplated by this Agreement brought by any other Party or its successors or permitted assigns shall be brought and determined exclusively in (i) for so long as Sellers and RMST are subject to the jurisdiction of the Bankruptcy Court, the Bankruptcy Court, and (ii) after Sellers and RMST are no longer subject to the jurisdiction of the Bankruptcy Court, the courts of the State of New York and the federal courts of the United States of America located in the State, City and County of New York. Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action, suit or proceeding arising out of or relating to this Agreement or the purchase and sale of the Business or the other transactions contemplated by this Agreement.

(c)                To the fullest extent permitted by applicable Law, each of the Parties agrees not to commence any action, suit or proceeding arising out of or relating to this Agreement or the purchase and sale of the Business or the other transactions contemplated by this Agreement except in the courts described in Section 8.11(b)(i) and (ii) (as applicable), other than an action, suit or proceeding in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. To the fullest extent permitted by applicable Law, each of the Parties further irrevocably consents to service of process in the manner provided for notices in Section 8.4 and agrees that service made in such manner shall have the same force and effect as if served on such Party personally in New York or pursuant to the Bankruptcy Code or the Federal Rules of Bankruptcy Procedure and further irrevocably waives any argument that such service is insufficient. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by Law. To the fullest extent permitted by applicable Law, each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action, suit or proceeding arising out of or relating to this Agreement or the purchase and sale of the Business or the other transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason other than the failure to serve in accordance with Section 8.4, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) or (iii) that (x) the action, suit or proceeding in any such court is brought in an inconvenient forum, (y) the venue of such action, suit or proceeding is improper or (z) this Agreement, the subject matter hereof or the purchase and sale of the Business and the other transactions contemplated by this Agreement, may not be enforced in or by such courts.

8.12          Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PURCHASE AND SALE OF THE BUSINESS OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HEREBY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.12.

8.13          Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

8.14          Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, by the Sellers or RMST in accordance with their specific terms or were otherwise breached, for which no adequate remedy at Law would exist and damages would be difficult to determine. Accordingly, the Parties acknowledge and agree that the Purchaser shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement by the Sellers and RMST and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the Purchaser is entitled at law or in equity. The Sellers and RMST agree that they will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the Purchaser has an adequate remedy at law or that any award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity, such defense being expressly waived by the Sellers and RMST. The Purchaser, in seeking an injunction or other equitable relief to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, shall not be required to provide any bond or other security in connection with any such order or injunction, the requirement therefor being expressly waived by the Sellers and RMST.

8.15          No Recourse(a). Each Seller and RMST agrees, on behalf of itself and the Seller Related Parties, and Purchaser agrees, on behalf of itself and the Purchaser Related Parties, that all actions, claims, Liabilities or causes of action (whether such remedies are sought in equity or at law, in contract, in tort or otherwise) arising out of or related to this Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained herein), or the purchase and sale of the Business and the other transactions contemplated by this Agreement (or any failure of such transactions to be consummated), in each case, may be made only against the Persons that are expressly identified as the Parties to this Agreement and, in accordance with, and subject to the terms and conditions of this Agreement.

8.16          Counterparts. This Agreement may be executed (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (including by facsimile transmission, “.pdf” or other electronic transmission) to the other Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

SELLERS:

PREMIER EXHIBITIONS, INC. By: __/s/ Daoping Bao_____________ Name: Daoping Bao Title: President & CEO	PREMIER EXHIBITION MANAGEMENT, LLC, by Premier Exhibitions, Inc., its Managing Member By: __/s/ Daoping Bao_____________ Name: Daoping Bao Title: President & CEO

ARTS AND EXHIBITIONS INTERNATIONAL, LLC

By: Premier Exhibition Management, LLC, its Managing Member

By: Premier Exhibitions, Inc., its Managing Member

By: __/s/ Daoping Bao_____________

Name: Daoping Bao

Title: President & CEO

PREMIER EXHIBITIONS INTERNATIONAL, LLC, by Premier Exhibitions, Inc., its Sole Member By: __/s/ Daoping Bao_____________ Name: Daoping Bao Title: President & CEO
PREMIER EXHIBITIONS NYC, INC. By: __/s/ Daoping Bao_____________ Name: Daoping Bao Title: President	PREMIER MERCHANDISING, LLC, by Premier Exhibitions, Inc., its Managing Member By: __/s/ Daoping Bao_____________ Name: Daoping Bao Title: President & CEO
DINOKING TECH, INC. By: __/s/ Daoping Bao_____________ Name: Daoping Bao Title: President	DINOSAURS UNEARTHED CORP. By: __/s/ Daoping Bao_____________ Name: Daoping Bao Title: President

[Signature Page to Asset Purchase Agreement]

RMST:

RMS TITANIC, INC., solely for purposes of Article III, Article V, Article VII and Article VIII

By: __/s/ Daoping Bao_____________

Name: Daoping Bao

Title: President

PURCHASER:

PREMIER ACQUISITION HOLDINGS LLC

By:___/s/ Gilbert Li_________________

Name: Gilbert Li

Title: Authorized Person

[Signature Page to Asset Purchase Agreement]

Exhibit A

Bill of Sale

Ex. A-1

Exhibit B

Form of Assignment and Assumption Agreement

Ex. B-1

Exhibit C

Form of Real Property Lease Assignments

Ex. C-1

Exhibit D

Form of Intellectual Property Assignment

Ex. D-1

Exhibit E

Form of Approval Order

Ex. E-1

Exhibit F

Form of Bidding Procedures Order

Ex. F-1

Exhibit G

Escrow Agreement

Ex. G-1

The Seller Disclosure Letter contains the following relevant schedules:

Section 1.1(a)(vi) – Assumed Contracts

Section 1.1(a)(x) – Assumed Real Property Leases

Section 1.1(a)(xviii) – Other Assumed Assets

Section 1.1(b)(xiii) – Excluded Personal Property

Section 1.1(b)(xiv) – Other Excluded Assets

Section 1.1(c)(iv) – Assumed DinoKing Liabilities

Section 3.2(a) – Subsidiaries

Section 3.2(c) – RMST Securities

Section 3.2(d) – Non-Seller Subsidiaries

Section 3.4(a) – Governmental Filings and Approvals

Section 3.4(b) – No Conflicts

Section 3.5 – Financial Statements

Section 3.6 – Absence of Certain Changes

Section 3.7 – Litigation

Section 3.8(a) – Compliance with Laws

Section 3.8(b) – Permits

Section 3.10 – Material Contracts

Section 3.11(a) – Seller Employees

Section 3.11(b) – Collective Bargaining Agreements and Other Employee Matters

Section 3.11(c) – Benefit Plans

Section 3.11(g) – Severance and Other Liabilities

Section 3.12(a) – Real Property

Section 3.12(b) – Real Property Leases

Section 3.13(a) – Taxes

Section 3.14(a) – Registered Intellectual Property; License Agreements

Section 3.14(b) – Infringement

Section 3.14(e) – Licensed Intellectual Property - Exclusive Licenses

Section 3.15 – Sufficiency of Assets

Section 3.16 – Title to Transferred Assets

Section 3.17(d) – RMST Liabilities

Section 3.17(e) – Revised Covenants and Conditions

Section 3.17(f) – RMST Intercompany Arrangements

Section 3.18 – Insurance

Section 5.1(a) – Interim Period – Non-Ordinary Course Activities

Section 5.1(b) – Interim Period – Certain Actions

Section 5.5 – Transferred Employees

Section 5.17 – Terminated RMST Intercompany Arrangements

Section 6.3(j) – Required Third Party Consents

Section 8.5 – Sellers’ Knowledge